Exhibit 99.1

Seadrill Limited (SDRL) - Third quarter 2018 results

November 27, 2018- Seadrill Limited (“Seadrill” or “the Company”), a world leader in offshore drilling, announces its third quarter results for the period ended September 30, 2018.

Highlights

•	Revenue of $249 million

•	Operating loss of $106 million

•	Adjusted EBITDA[1] of $46 million

•	98% economic utilization[2]

•	Reported net loss of $245 million and diluted net loss per share of $2.40

•	Total cash of $2.1 billion

•	Seadrill Limited order backlog of approximately $2.1 billion

•	Added $296 million in backlog since the end of the second quarter

Seadrill Limited
Figures in USD million, unless otherwise indicated	Q3 2018 As Reported
Total Operating Revenue	249
Adjusted EBITDA[1]	46
Margin (%)	18%
Operating Loss	(106)

Anton Dibowitz, CEO, commented:

“Having restructured our business, we are now well positioned to capitalize on the recovery. The combination of a strong cash position, no near-term amortisation payments or debt maturities and light financial covenants alongside a large modern fleet and continued focus on cost reduction will ensure we remain competitive.

The fundamentals for our industry remain strong and there are improving signs through increased contracting activity, additional supply leaving the market and industry consolidation which should lead to better pricing in the future. We are already starting to see rate improvements for contracts starting in 2019/20.

We remain disciplined in our approach to contracting and will not be drawn into long term contracts at low day-rates given our financial flexibility.”

[1]

Adjusted EBITDA is defined as ‘Earnings Before Interest, Tax, Depreciation and Amortization’ and has been calculated by taking operating income plus depreciation and amortization but excluding gains or losses on disposals and impairment charges against long-lived assets. Additionally, in any given period the Company may have significant, unusual or non-recurring gains or losses which it may exclude from its non-GAAP earnings for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to non-GAAP measures. Refer to the Appendix for the reconciliation of operating income to Adjusted EBITDA, as operating income is the most directly comparable US GAAP measure.

[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

Emergence from Chapter 11

We emerged from Chapter 11 on July 2, 2018 after successfully completing our restructuring. The revised capital structure includes:

•	$1.08 billion of new capital;

•	the extending and reprofiling of $5.7 billion of secured bank debt; and,

•	the conversion of $2.6 billion of unsecured liabilities to equity.

The restructuring has strengthened our balance sheet and significantly improved our liquidity as we prepare for the recovery in the industry. A key part of our restructuring was to ensure that the Company has sufficient resources to fund an extended industry downturn. With total cash of $2.1 billion (of which $1.6 billion is unrestricted), no amortization payments until 2020, no debt maturities until 2022 and only a minimum liquidity covenant until 2021, we believe we are well positioned to do so. Additionally, there is a $500 million amortization deferral facility which can be used to defer all amortization payments until 2021.

The Company maintained its NYSE listing throughout the restructuring process and relisted on the Oslo Bors stock exchange on 26 July, 2018.

Reorganization and Fresh Start Adjustments

At the point of emergence, we were required to:

•	Account for the effects of the reorganization transactions, including recognizing the new capital received and effects of the plan of reorganization; and,

•	Apply Fresh Start Accounting as we met the criteria.

The Company’s assets and liabilities have been fair valued in line with distributable value approved by the US Bankruptcy Court. The main impacts of the reorganization and fresh start accounting are:

•	$5.7 billion reduction in the carrying value of our rig assets

•	$690 million reduction in the carrying values of the investments in associated companies

•	$250 million reduction of the carrying value of our newbuild assets to nil value

•	The creation of a net $190 million intangible asset representing current contracts at above market rates.

•	The reduction of group liabilities due to the equitization of the bonds liabilities ($2.3 billion) and settlement of the DSME and Samsung newbuild claims ($1.1 billion) through the Chapter 11 process.

•	The reset of group retained earnings to zero as Seadrill is considered a new reporting entity on emergence.

A number of these impacts affect future periods, most notably:

•	The amortization of the fair value discount on our debt which increases interest expense.

•	The reduced depreciation charges due to the asset value reductions.

•	The amortization of the intangible favourable contract assets which will reduce operating income for the next 18 months.

•	The unwinding of basis differences in respect of the investment in associated company valuations which will reduce the share of net income from associated companies in the near term.

The impact on future reporting periods are described in Appendix II and additional details about the Reorganization and Fresh Start Adjustments can be found in note 4 to the financial statements included in this report.

Third Quarter Financial Results

With this being our first quarter following emergence from Chapter 11 and having applied Fresh Start Accounting there are no directly comparable periods for our third quarter results.

Income Statement

Figures in USD million, unless otherwise indicated	Q3 2018
Total operating revenues	249
Total operating expenses	(355)

Operating loss	(106)

Total financial items and other expense, net	(137)
Income tax expense	(2)

Net loss	(245)

During the third quarter we had seven floaters working for the full quarter at an average dayrate of $241k per day and two floaters completing contracts during the quarter. Seven jackups were working for the full quarter at an average dayrate of $99k per day and two jackups commenced contracts during the quarter. We had an operationally strong quarter with economic utilization of 98% for floaters and 97% for jackups.

Total operating expenses for the third quarter were made up of operating costs for rigs in operation and stacking costs for idle rigs, depreciation on our drilling units based on the new carrying values, amortization of intangible assets related to favourable drilling contracts, general and administrative expenses and reimbursable expenses.

Net financial items were mainly comprised of interest expense reflecting new funding and amendments to existing credit facilities, share of results in associated companies, movements related to our interest rate cap arrangements, marketable securities, foreign exchange and interest income.

Income taxes for the third quarter were $2 million reflecting an estimate of the annual effective tax rate for the full year being applied to the result for this reporting period.

Net loss was $245 million resulting in basic and diluted loss per share of $2.40.

Balance sheet

Figures in USD million, unless otherwise indicated	Q3 2018
Current assets	3,036
Non-current assets	8,282

Total assets	11,318

Current liabilities	597
Non-current liabilities	7,282
Equity and redeemable non-controlling interest	3,439

Total liabilities, redeemable non-controlling interest and equity	11,318

Current assets were mainly comprised of cash and cash equivalents, marketable securities, receivables, the current portion of intangible favourable contract assets, the fair value of our interest rate cap arrangements and prepaid expenses. Non-current assets were mainly comprised of drilling unit assets, shares in associated companies that are equity accounted for, the long term portion of related party receivables and the long term portion of intangible favourable contract assets.

Current liabilities were mainly comprised of the fair value of the current portion of long term debt, accounts payable, unfavorable contract intangible liabilities and accrued interest. Non-current liabilities were mainly comprised of the fair value of long term debt, related party and deferred tax liabilities.

Equity reflects the Reorganization and Fresh Start Adjustments mentioned above and the net loss for the quarter.

Cash flow & Liquidity

As at September 30, 2018, total cash was $2.1 billion, which includes $560 million in restricted cash. The restricted cash is mainly comprised of an escrow account pledged as collateral for new debt funding, West Rigel sales proceeds and a cash collateralized performance guarantee facility.

Net cash used by operating activities for the three month period ended September 30, 2018 was $59 million. Net cash provided by investing activities was $48 million reflecting the portion of the West Vela dayrate received from Seadrill Partners and deferred consideration received relating to the sale of our tender rig business in 2013, partially offset by capex. Net cash used by financing activities was $29 million reflecting Ship Finance debt repayments.

Costs

In addition to our own fleet of 35 rigs, we manage 11 rigs for Seadrill Partners, 5 rigs for Seamex limited and two rigs for Northern Drilling. Reported G&A for the quarter of $31 million includes $14 million related to rigs we manage for our partners, which is charged out on a cost plus basis to these parties and recognised in Other Revenues. Excluding G&A costs charged out to our partners, G&A for Seadrill Limited’s 35 owned rigs was $17 million. G&A for the quarter is a little lower than the expected quarterly run rate reflecting changes of certain accruals following the completion of the restructuring. Going forward, we expect reported G&A to be around $150 million per year of which approximately 30-35% will be recovered from our partners.

Similarly, reported rig operating cost for the quarter of $162 million includes approximately $7.5 million related to rigs we manage for our partners, which is charged out on a cost plus basis to these parties and also recognised in Other Revenues. Excluding rig operating costs charged out to our partners, rig operating costs for Seadrill Limited’s 35 owned rigs was approximately $154.5 million.

Through the downturn and as part of our restructuring we have made significant progress in reducing operating expenses and overhead costs. Our average daily running cost is approximately $120k per day for benign floaters and $40k per day for benign jack-ups. For our cold stacked units the average daily cost in steady state is approximately $10k per day for floaters and $4k per day for jack-ups.

Fleet Status & Utilization

Seadrill owns and operates 19 floaters and 16 jackups and manages Seadrill Partners, SeaMex and Northern Drilling1 units. The third quarter status and performance of the group’s delivered rig fleet is as follows:

As at September 30, 2018	SDRL	SDLP	Seamex	Seadrill Group
Operating floaters	7	5	n/a	12
Operating floaters economic utilization	98%	98%	n/a	98%
Idle floaters	12	3	n/a	15
Operating jack-ups	9	n/a	5	14
Operating jack-up economic utilization	97%	n/a	99%	98%
Idle jack-ups	7	n/a	—	7
Operating tender rigs	n/a	2	n/a	2
Operating tender rigs economic utilization	n/a	98%	n/a	98%
Idle tender rigs	n/a	1	n/a	1

Total operating rigs	16	7	5	28

Total operating rigs economic utilization	98%	98%	99%	98%

Total idle rigs	19	4	—	23

Total rigs	35	11	5	51

[1]	Northern Drilling units are not yet delivered and therefore excluded from the table

New Contracts & Backlog

Our contract backlog, as of November 27, 2018, totalled approximately $2.1 billion and since the end of the second quarter, we added $296 million in backlog as described below:

The following backlog was added in the quarter:

•	Equinor exercised the first two of seven options for the West Saturn in Brazil, employing the unit until Q3 2019 and adding approximately $85 million to backlog.

•

The West Hercules was awarded a contract with Equinor in Norway commencing in Q3 2019 for two firm wells plus nine options, three of which have been exercised. Total backlog, including exercised options, is approximately $53 million.

•

Ophir exercised the two remaining options of their 2018 campaign on the West Cressida keeping the unit employed until October 2018. For the 2019 campaign, Ophir exercised the first option for 10 wells which is expected to commence in July 2019. Total backlog for the options exercised is approximately $12 million.

•	The West Tucana was awarded a contract with GDI in Qatar which commenced in Q3 2018 for two firm wells plus three options, adding backlog of approximately $24 million for the firm term.

•	The West Neptune was awarded a 12-month extension with LLOG in the GOM adding approximately $57 million in backlog. The unit is expected to be employed until December 2019.

•	ENI exercised options for three-wells for the West Gemini in Angola adding approximately $29 million in backlog. The unit expected to be employed until Q2 2019.

During the fourth quarter, we have had the following additions to backlog:

•	The West Carina was awarded a contract with Petronas in Malaysia commencing in December 2018 for two wells, adding approximately $29 million in backlog.

•	The Sevan Louisiana was awarded an extension with Walter Oil & Gas in the US Gulf of Mexico for two wells, adding approximately $7 million in backlog.

Newbuild Purchase Commitments

Our newbuild purchase commitments have reduced significantly as part of the restructuring. We have eight newbuild jack-up commitments remaining with the Dalian shipyard. The newbuild commitments are non-recourse to Seadrill Limited. We continue discussions with Dalian regarding the delivery or cancellation of these units.

Non-Consolidated Entities:

In addition to owning and operating our offshore drilling units, we have four other material investments that are not consolidated and which are recognized as either Marketable Securities or Investments in Associated Companies:

Seadrill Partners

We own 35% of Seadrill Partners common units, 16 million of the subordinated units and have direct ownership stakes in two operating companies that are Seadrill Partners subsidiaries: a 49% stake in Seadrill Capricorn Holdings and a 42% stake in Seadrill Operating LP. The combined effect of this is that we have an economic interest in Seadrill Partners of around 65%.

Seadrill Partners owns and operates 8 ultra deepwater drilling units and 3 tender rigs. As at Q3 2018 it had backlog of $1.1 billion, revenues of $206 million, Adjusted EBITDA of $130 million, cash and cash equivalents of $882 million and total debt of $3.1 billion. The remaining contract terms vary from 2018 to 2020. Further details about our Seadrill Partners investment can be found in Note 15 of the financial statements included in this report.

SeaMex Limited

We own 50% of Seamex Limited, a joint venture with FinTech. It owns and operates five jack-up drilling units located in Mexico which are all on contract with Pemex and conclude between 2021 and 2023. As at Q3 2018 it had backlog of $1.2 billion, revenues of $60 million, EBITDA of $38 million, total cash of $109 million, bank debt of of $318 million and two loans from Seadrill totaling approximately $390 million. Further details about our Seamex limited investment can be found in Note 15 of the financial statements included in this report.

Seabras Sapura

We own 50% of Seabras Sapura, a joint venture with Sapura Energy, that owns and operates 6 pipe-laying service vessels in Brazil that are all on contract with Petrobras and conclude between 2019 to 2024. As at Q3 2018 and adjusted for the recently closed amendments to its credit facilities it had backlog of $1.7 billion, revenues of $113 million, EBITDA of $79 million, total cash of $166 million and total debt of $835 million. Further details about our Seabras Sapura investment can be found in Note 15 of the financial statements included in this report.

Archer Limited

We own a 15.7% stake in Archer, a global oilfield service company that specializes in drilling and well services. As at Q3 2018 it had revenues of $214 million, EBITDA of $22 million, total cash of $27 million and total debt of $564 million. In addition, we have a subordinated convertible loan which matures in December 2021 and have a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share. Further details about our Archer limited investment can be found in Note 12 of the financial statements included in this report.

Subsequent Events

Since the end of the third quarter:

•	We completed a mandatory par redemption of approximately $126 million principal amount and accrued interest of our 12.0% Senior Secured Notes due 2025 related to the West Rigel sales proceeds.

•

We launched a $56 million asset sale offer at 103 related to the proceeds received from a maturing loan to Sapura Energy. On expiry of the offer, $148,243 in aggregate principal amount of the Notes were validly tendered.

•

We completed an agreement that extinguished $486 million of guarantees provided to certain credit facilities related to our joint venture, Seabras Sapura. In return for extinguishing the guarantees, the lenders under the debt facilities received, amongst other things, a prepayment from the joint venture, cross collateralization of the relevant facilities, an increase in margin and a consent fee.

•	We received a $35 million partial repayment of a shareholder loan provided to Seabras Sapura.

Fourth Quarter Guidance

Adjusted EBITDA1 for the fourth quarter is expected to be lower than the third quarter adjusted EBITDA at around $35 million.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally and any impacts to our business from our recent restructuring. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its 2017 Annual Report on Form 20-F (File No. 001-34667) and its Registration Statement on Form F-1 (Registration No. 333-224459).

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.”

November 27, 2018

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Anton Dibowitz:	Chief Executive Officer and President
Mark Morris:	Chief Financial Officer
John Roche:	Vice President Investor Relations

Media contacts:

Iain Cracknell

Director of Communications

Seadrill Management Ltd.

+44 (0)208 8114702

Appendix I - Reconciliation of Operating Income to Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period we may have significant, unusual or non-recurring items which we may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. We believe that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

(In $ million)	Q4 2018 Guidance	Q3 2018
Operating loss	(123)	(106)
Depreciation	126	125
Amortization of favorable and unfavorable contracts	32	27

Adjusted EBITDA	35	46

Appendix II - Amortization forecast as at Q3 2018

(In $ million)	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
Amortization of intangible contracts	(27)	(32)	(35)	(39)	(38)	(23)
Unwinding of basis differences	(30)	(28)	(28)	(28)	(18)	(13)
Amortization of debt fair value discount	(12)	(12)	(12)	(12)	(12)	(12)

(In $ million)	2018	2019	2020	2021	2022	Thereafter	Total
Amortization of intangible contracts	(59)	(135)	(1)	(1)	(1)	(23)	(219)
Unwinding of basis differences	(58)	(87)	(38)	(1)	12	1,282	1,111
Amortization of debt fair value discount	(24)	(47)	(47)	(47)	(47)	(71)	(283)

Seadrill Limited

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the period from July 2, 2018 through September 30, 2018 (Successor), period from January 1, 2018 through July 1, 2018 (Predecessor) and nine months ended September 30, 2017 (Predecessor)	F-2

Unaudited Consolidated Statements of Comprehensive Income for the period from July 2, 2018 through September 30, 2018 (Successor), period from January 1, 2018 through July 1, 2018 (Predecessor) and nine months ended September 30, 2017 (Predecessor)	F-3

Unaudited Consolidated Balance Sheets as of September 30, 2018 (Successor) and December 31, 2017 (Predecessor)	F-4

Unaudited Consolidated Statements of Cash Flows for the period from July 2, 2018 through September 30, 2018 (Successor), period from January 1, 2018 through July 1, 2018 (Predecessor) and nine months ended September 30, 2017 (Predecessor)	F-5

Unaudited Consolidated Statements of Changes in Shareholders’ Equity for the period from July 2, 2018 through September 30, 2018 (Successor), period from January 1, 2018 through July 1, 2018 (Predecessor) and nine months ended September 30, 2017 (Predecessor)	F-7

Notes to Unaudited Consolidated Financial Statements	F-8

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the period from July 2, 2018 through September 30, 2018 (Successor), period from January 1, 2018 through July 1, 2018 (Predecessor) and nine months ended September 30, 2017 (Predecessor)

		Successor	Predecessor	Predecessor
(In $ millions)		Period from July 2, 2018 through September 30, 2018	Period from January 1, 2018 through July 1, 2018	Nine Months Ended September 30, 2017
Operating revenues
Contract revenues		217	619	1,508
Reimbursable revenues		11	21	27
Other revenues	*	21	72	122

Total operating revenues		249	712	1,657

Loss on disposals		—	—	(241)
Contingent consideration realized	*	—	7	18
Operating expenses
Vessel and rig operating expenses	*	162	407	637
Amortization of favorable and unfavorable contracts		27	—	—
Reimbursable expenses		10	20	25
Depreciation		125	391	601
Loss on impairment of long-lived assets		—	414	—
General and administrative expenses	*	31	100	218

Total operating expenses		355	1,332	1,481

Operating loss		(106)	(613)	(47)
Financial items and other income and expense
Interest income	*	22	19	50
Interest expense		(131)	(38)	(265)
Share in results from associated companies (net of tax)	*	(16)	149	152
Gain/(Loss) on derivative financial instruments	*	3	(4)	13
Gain on debt extinguishment		—	—	19
Foreign exchange loss		(3)	—	(54)
Unrealized loss on marketable securities		(3)	(3)	—
Other financial items	*	(4)	—	(42)
Reorganization items		(5)	(3,365)	(230)

Total financial items and other expense, net		(137)	(3,242)	(357)

Loss before income taxes		(243)	(3,855)	(404)
Income tax expense		(2)	(30)	(9)

Net loss		(245)	(3,885)	(413)

Net loss attributable to the parent		(240)	(3,881)	(307)
Net loss attributable to the non-controlling interest		(3)	(6)	(106)
Net (loss)/gain attributable to the redeemable non-controlling interest		(2)	2	—
Basic loss per share (US dollar)		(2.40)	(7.71)	(0.61)
Diluted loss per share (US dollar)		(2.40)	(7.71)	(0.61)

*	Includes transactions with related parties. Refer to Note 26 “Related party transactions”.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the period from July 2, 2018 through September 30, 2018 (Successor), period from January 1, 2018 through July 1, 2018 (Predecessor) and nine months ended September 30, 2017 (Predecessor)

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, 2018 through September 30, 2018	Period from January 1, 2018 through July 1, 2018	Nine months ended September 30, 2017
Net loss	(245)	(3,885)	(413)
Other comprehensive income/(loss), net of tax:
Unrealized gain on marketable securities	—	—	22
Actuarial gain relating to pension	—	—	1
Unrealized gain on interest rate swaps in VIEs and subsidiaries	—	—	1
Share of other comprehensive loss from associated companies	(1)	—	(12)

Other comprehensive income:	(1)	—	12

Total comprehensive loss for the period	(246)	(3,885)	(401)

Comprehensive loss attributable to the parent	(241)	(3,881)	(295)
Comprehensive loss attributable to the non-controlling interest	(3)	(6)	(106)
Comprehensive (loss)/gain attributable to the redeemable non-controlling interest	(2)	2	—

See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at September 30, 2018 and December 31, 2017

	Successor	Predecessor
(In $ millions)	September 30, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	1,576	1,255
Restricted cash	560	104
Marketable securities	118	124
Accounts receivable, net	204	295
Amounts due from related parties - current	185	217
Other current assets	393	257

Total current assets	3,036	2,252

Non-current assets
Investment in associated companies	901	1,473
Newbuildings	—	248
Drilling units	6,716	13,216
Deferred tax assets	7	10
Equipment	30	29
Amounts due from related parties - non-current	571	547
Assets held for sale	—	126
Other non-current assets	57	81

Total non-current assets	8,282	15,730

Total assets	11,318	17,982

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY
Current liabilities
Debt due within one year	165	509
Trade accounts payable	108	72
Amounts due to related parties - current	10	10
Other current liabilities	314	268

Total current liabilities	597	859

Liabilities subject to compromise	—	9,191
Non-current liabilities
Long-term debt	6,919	485
Long-term debt due to related parties	208	314
Deferred tax liabilities	93	107
Other non-current liabilities	62	67

Total non-current liabilities	7,282	973

Commitments and contingencies (see Note 27)

Redeemable non-controlling interest	28	—

Equity
Common shares of par value US$0.10 per share: 111,000,000 shares authorized and 100,000,000 issued at September 30, 2018 (Common shares of par value US$2.00 per share: 800,000,000 shares authorized 504,518,940 issued at December 31, 2017)	10	1,008
Additional paid in capital	3,491	3,313
Contributed surplus	—	1,956
Accumulated other comprehensive (loss)/income	(1)	58
Retained (loss) / earnings	(240)	225

Total shareholders’ equity	3,260	6,560

Non-controlling interest	151	399

Total equity	3,411	6,959

Total liabilities, redeemable non-controlling interest and equity	11,318	17,982

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period from July 2, 2018 through September 30, 2018 (Successor), period from January 1, 2018 through July 1, 2018 (Predecessor) and nine months ended September 30, 2017 (Predecessor)

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, 2018 through September 30, 2018	Period from January 1, 2018 through July 1, 2018	Nine months ended September 30, 2017
Cash Flows from Operating Activities
Net loss	(245)	(3,885)	(413)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	125	391	601
Amortization of deferred loan charges	—	—	26
Amortization of favorable and unfavorable contracts	27	(21)	(33)
Share of results from associated companies	16	(149)	(152)
Share-based compensation expense	—	3	5
Loss on disposals	—	—	241
Contingent consideration realized	—	(7)	(18)
Unrealized (gain)/loss on derivative financial instruments	(3)	4	(76)
Loss on impairment of long lived assets	—	414	—
Loss on impairment of investments	—	—	—
Dividends received from associated companies	7	17	34
Net movements in tax	(5)	(15)	—
Unrealized foreign exchange gain on debt	—	—	59
Payments for long-term maintenance	(36)	(78)	(41)
Gain on derecognition of investment in associated company	—	—	(10)
Gain on debt extinguishment	—	—	(19)
Amortization of mobilization receivables due from related parties	—	—	—
Amortization of discount on debt	11	—	—
Loss on unrealized marketable securities	3	3	—
Non- cash gain on liabilities subject to compromise	—	(2,977)	—
Fresh start valuation adjustments	—	6,142	—
Other re-organization items	—	6	210
Other, net	1	(1)	(1)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	68	29	35
Trade accounts payable	(5)	4	(3)
Prepaid expenses/accrued revenue	(18)	42	(77)
Deferred revenue	5	(23)	(90)
Related party receivables	1	(13)	(29)
Related party payables	10	(42)	(52)
Other assets	1	(62)	60
Other liabilities	(22)	5	(122)

Net cash (used in)/provided by operating activities	(59)	(213)	135

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

for the period from July 2, 2018 through September 30, 2018 (Successor), period from January 1, 2018 through July 1, 2018 (Predecessor) and nine months ended September 30, 2017 (Predecessor)

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, 2018 through September 30, 2018	Period from January 1, 2018 through July 1, 2018	Nine Months Ended September 30, 2017
Cash Flows from Investing Activities
Additions to newbuildings	—	(1)	(32)
Additions to drilling units and equipment	(10)	(48)	(40)
Proceeds from contingent consideration	58	48	69
Settlement of the West Mira	—	—	170
Refund of yard installments	—	—	25
Sale of rigs and equipment	—	126	122
Payments received from loans granted to related parties	—	24	62
Buyout of guarantees	—	—	(28)

Net cash provided by investing activities	48	149	348

Cash Flows from Financing Activities
Proceeds from debt and revolving lines of credit	—	875	—
Repayments of debt	(25)	(153)	(684)
Debt fees paid	(4)	(35)	(53)
Repayments of debt to related party	—	—	(39)
Proceeds from issuance of shares	—	200	—

Net cash (used in)/provided by financing activities	(29)	887	(776)

Effect of exchange rate changes on cash	(1)	(5)	6

Net (decrease)/increase in cash and cash equivalents, including restricted cash	(41)	818	(287)

Cash and cash equivalents, including restricted cash, at beginning of the period	2,177	1,359	1,443

Cash and cash equivalents, including restricted cash, at the end of period	2,136	2,177	1,156

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period from July 2, 2018 through September 30, 2018 (Successor) , period from January 1, 2018 through July 1, 2018 (Predecessor) and nine months ended September 30, 2017 (Predecessor)

(In $ millions)	Common shares	Additional paid-in capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total equity before NCI	NCI	Total equity
Balance at December 31, 2016 (Predecessor)	1,008	3,306	1,956	53	3,198	9,521	542	10,063

Share based compensation charge	—	5	—	—	—	5	—	5
Other comprehensive income	—	—	—	12	—	12	—	12
Dividend to non-controlling interests in VIEs	—	—	—	—	—	—	(14)	(14)
Net loss	—	—	—	—	(307)	(307)	(106)	(413)

Balance at September 30, 2017 (Predecessor)	1,008	3,311	1,956	65	2,891	9,231	422	9,653

Balance at December 31, 2017 (Predecessor)	1,008	3,313	1,956	58	225	6,560	399	6,959

Adoption of new accounting standards:
ASU 2016-01 - Financial Instruments		—		(31)	31	—		—
ASU 2016-16 - Income Taxes	—	—	—	—	(59)	(59)	(25)	(84)
ASU 2014-09 - Revenue from contracts	—	—	—	—	7	7	—	7
Other comprehensive income	—	—	—	—	—	—	—	—
Share based compensation charge	—	9	—	—	—	9	—	9
Redeemable non-controlling interest	—	—	—	—	127	127	(150)	(23)
Reclassification of non-controlling interest	—	—	—	—	(43)	(43)	43	—
Net loss	—	—	—	—	(3,881)	(3,881)	(6)	(3,887)

Balance at July 1, 2018 (Predecessor)	1,008	3,322	1,956	27	(3,593)	2,720	261	2,981

Cancellation of Predecessor equity	(1,008)	(3,322)	(1,956)	(27)	3,593	(2,720)	(107)	(2,827)

Balance at July 1, 2018 (Predecessor)	—	—	—	—	—	—	154	154

Issuance of Successor common stock	10	3,491	—	—	—	3,501	—	3,501

Balance as at July 2, 2018 (Successor)	10	3,491	—	—	—	3,501	154	3,655

Balance as at July 2, 2018 (Successor)	10	3,491	—	—	—	3,501	154	3,655

Other comprehensive income	—	—	—	(1)	—	(1)	—	(1)
Net loss	—	—	—	—	(240)	(240)	(3)	(243)

Balance as at September 30, 2018 (Successor)	10	3,491	—	(1)	(240)	3,260	151	3,411

See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As at September 30, 2018 we owned and operated 35 offshore drilling units, had 8 units under construction and an option to acquire one semi-submersible rig. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments. We also provide management services to our related parties Seadrill Partners and SeaMex.

As used herein, the term “Predecessor” refers to the financial position and results of operations of Seadrill Limited prior to, and including, July 1, 2018. This is also applicable to terms “we”, “our”, or “Company” in context of events prior to, and including, July 1, 2018.

As used herein, the term “Successor” refers to the financial position and results of operations of Seadrill Limited (previously “New Seadrill”) after July 1, 2018. This is also applicable to terms “Seadrill Limited”, “we”, “our” or “Company” in context of events after July 1, 2018.

The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The amounts are presented in United States dollar (“U.S. dollar” or “US$”) rounded to the nearest million, unless otherwise stated. The accompanying Consolidated Financial Statements present the financial position of Seadrill Limited, the consolidated subsidiaries and our interests in associated entities. Investments in companies in which we control, or directly or indirectly hold more than 50% of the voting control are consolidated in the Consolidated Financial Statements, as well as certain variable interest entities of which we are deemed to be the primary beneficiary.

The accompanying unaudited interim financial statements, in the opinion of management, include all material adjustments that are considered necessary for a fair statement of the Company’s financial statements in accordance with generally accepted accounting principles in the United States of America. The accompanying unaudited interim financial statements do not include all of the disclosures required in complete annual financial statements. These financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2017 (SEC File No. 001-34667). However, as described below, such prior financial statements may not be comparable to these interim financial statements due to the adoption of fresh start accounting on July 2, 2018.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2017 except as discussed below or unless otherwise included in these unaudited interim financial statements as separate disclosures.

Bankruptcy accounting

The Predecessor and certain of its direct and indirect consolidated subsidiaries (the “Debtors”) filed voluntary petitions on September 12, 2017 (the “Petition Date”) to commence prearranged reorganization proceedings under Chapter 11 of Title 11 of the United States Bankruptcy Code (“Bankruptcy Code”) in the Southern District of Texas (the “Bankruptcy Court”) [case number 17-60079]. The Debtors also commenced a provisional liquidation proceeding in Bermuda on behalf of the Bermudian entities.

For periods subsequent to the Petition Date but prior to emergence on July 2, 2018, the consolidated financial statements were prepared under Accounting Standards Codification 852, Reorganizations (“ASC 852”). ASC 852 required that the financial statements distinguished transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that were realized or incurred in the bankruptcy proceedings were recorded in “Reorganization items” on our Consolidated Statements of Operations. In addition, ASC 852 required changes in the accounting and presentation of significant items on the Consolidated Balance Sheets, particularly liabilities. Pre-petition obligations that may have been impacted by the Chapter 11 reorganization process were classified on the Consolidated Balance Sheets within “Liabilities subject to compromise”.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Fresh Start Reporting

Upon emergence from bankruptcy on July 2, 2018 (the “Effective Date”), in accordance with ASC 852 related to fresh start reporting, Seadrill Limited became a new entity for financial reporting purposes. Upon adoption of fresh start reporting, our assets and liabilities were recorded at their fair values. We elected to apply fresh start reporting effective July 1, 2018 (the “Convenience Date”) to coincide with the timing of our normal third quarter reporting period. We evaluated and concluded that events between July 1, 2018 and July 2, 2018 were immaterial and use of an accounting convenience date was appropriate. The fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical consolidated balance sheets. The effects of the Plan and the application of fresh start accounting were applied as of July 2, 2018 and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of September 30, 2018 and the related adjustments thereto were recorded in the Consolidated Statement of Operations of the Predecessor as “Reorganization items”, with the related predominantly deferred tax effects through “Income tax expense”, during the period from January 1, 2018 through July 1, 2018.

Accordingly, our Consolidated Financial Statements subsequent to July 1, 2018 are not and will not be comparable to the Predecessor Consolidated Financial Statements prior to the Convenience Date. Our Consolidated Financial Statements and related footnotes are presented with a black line division which delineates the lack of comparability between amounts presented on July 1, 2018 and dates prior. Our financial results for future periods following the application of fresh start accounting will be different from historical trends and the differences may be material.

Liquidity and ability to continue as a going concern

The Consolidated Financial Statements are prepared on a going concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. We have historically relied on our cash generated from operations to meet our short-term liquidity needs. However, as a result of the downturn in the offshore industry, we required additional liquidity to fully meet our short-term liquidity requirements. To obtain this additional liquidity and to implement the transactions contemplated as part of the RSA and Investment Agreement, we commenced Chapter 11 proceedings under the Bankruptcy Code on September 12, 2017. In our form 20-F covering our annual report for the fiscal year ended December 31, 2017, issued on April 12, 2018, we reported that these conditions gave rise to a substantial doubt over our ability to continue as a going concern for a period of at least twelve months after the date the financial statements were issued.

On July 2, 2018, we emerged from the Chapter 11 proceedings. The emergence from the Chapter 11 proceedings and consummation of the Plan addressed our liquidity concerns as it provided for $1.08 billion of new capital, equitized approximately $2.4 billion in unsecured bond obligations and approximately $250 million in unsecured interest rate and currency swaps, eliminated near-term amortization obligations and extended maturities on debt. We emerged from Chapter 11 with $2.2 billion of post emergence cash and $7.6 billion of outstanding debt principal. We believe that cash on hand, liquid investments, contract and other revenues will generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the twelve months after the date the financial statements are issued.

Note 2 – Recent accounting pronouncements

Recently adopted accounting standards

We adopted the following accounting standard updates (“ASUs”) since the reporting date of our Form 20-F report covering the period to December 31, 2017.

ASU 2014-09 Revenue from contracts with customers

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASU 2014-09, which supersedes the revenue recognition requirements in ASU Topic 605, Revenue Recognition. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

We adopted ASU 2014-09 and its related amendments, or collectively Topic 606, effective January 1, 2018 using the modified retrospective method. Accordingly, we have applied the five-step method outlined in Topic 606 for determining when and how revenue is recognized to all contracts that were not completed as of the date of adoption. Revenues for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts have not been adjusted and continue to be reported under the previous revenue recognition guidance. For contracts that were modified before the effective date, we have considered the modification guidance within the new standard and determined that the revenue recognized and contract balances recorded prior to adoption for such contracts were not impacted. While Topic 606 requires additional disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, its adoption has not had a material impact on the measurement or recognition of our revenues.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As we have transitioned to the new standard under the modified retrospective method, we have recorded the cumulative impact of applying the new guidance as an adjustment to opening retained earnings on January 1, 2018. The total adjustment was $7 million which represented the earned portion of demobilization revenue expected to be received for contracts not completed as of December 31, 2017, which was not previously recognized until demobilization occurred.

See Note 6 “Revenue from contracts” for further information.

ASU 2016-01 Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities.

The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. The standard does not change the guidance for classifying and measuring investments in debt securities.

After adopting ASU 2016-01 we will continue to record equity investments that do not result in consolidation and are not accounted for under the equity method at fair value (unless the fair value is not readily ascertainable). However, we will record changes in fair value directly to net income whereas previously we recorded such changes to other comprehensive income until realized. We have made the election available under ASC 321-10-35-2 to record equity investments with no readily ascertainable fair value at cost less impairment.

We transitioned to the new standard using the modified retrospective approach. Accordingly, we have recorded the cumulative effect of adopting the update at the date of adoption. We reclassified $31 million of previously recognized fair value gains from accumulated other comprehensive income to retained earnings on January 1, 2018.

ASU 2016-16 Income Taxes - Income taxes intra-entity transfers of assets other than inventory

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Income taxes Intra-Entity Transfers of Assets other than Inventory, which requires companies to recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the Consolidated Statement of Operations as income tax expense (or benefit) in the period of sale or transfer occurs. The exception to recognizing the income tax effects of intercompany sales or transfers of assets remains in place for intercompany inventory sales and transfers, i.e. companies will still be required to defer the income tax effects of intercompany inventory transactions.

We have adopted the new standard effective January 1, 2018 under the modified retrospective approach. As a result of the modified retrospective application, “Other Assets” is reduced in our Condensed Consolidated Balance Sheet with a cumulative adjustment to retained earnings of $59 million and non-controlling interests of $25 million.

ASU 2016-18 Statement of Cash Flows - Restricted Cash

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the Consolidated Financial Statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents.

The standard is effective for fiscal years beginning after 15 December 2017. We have adopted the new standard effective January 1, 2018 under the retrospective approach. The result of this adoption was a classification adjustment on our Consolidated Statement of Cash Flows for each of the years presented.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Other ASUs

We additionally adopted the following accounting standard updates in the year which did not have any material impact on our Consolidated Financial Statements and related disclosures:

•	ASU 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments

•	ASU 2017-01 Business Combination (Topic 805): Clarifying the definition of a business

•	ASU 2017-03 Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323)

•	ASU 2017-04 Intangibles - Simplifying the Test for Goodwill Impairment

•	ASU 2017-05 Other Income - Gain and Losses from the Derecognition of Non-Financial Assets (Subtopic 610-20)

•	ASU 2017-07 Compensation - Retirement Benefits (Topic 715)

•	ASU 2017-09 Compensation - Stock Compensation (Topic 718)

•	ASU 2017-10 Service Concession Arrangements (Topic 853)

Recently issued accounting standards

The FASB have issued the following ASUs that we have not yet adopted but which could affect our consolidated financial statements and related disclosures in future periods

ASU 2016-02 Leases (also 2018-10 and 2018-11)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted, using a modified retrospective application.

We have started to assess the impact of this standard update on our Consolidated Financial Statements and related disclosures. We have determined that our drilling contracts contain a lease component as well as a revenue component. Based on our work to date, we don’t expect our pattern of revenue recognition to change significantly compared to current accounting standards.

Additionally, we will recognize lease liabilities and corresponding right-of-use assets for leasing arrangements where we are a lessee. Unless there is a significant change in these arrangements between the date of this report and the date we adopt the standard, we expect to recognize an aggregate lease liability and right-of-use asset of between $30 million and $50 million on adoption.

ASU 2016-13 - Financial Instruments - Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted only from January 1, 2019. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as at the beginning of the first reporting period in which the guidance is adopted.

We are in the early stage of evaluating the impact of this standard update. Our customers are international oil companies, national oil companies and large independent oil companies. Our financial assets are primarily held with counter parties with high credit standing and, other than the bad debt expense recognized in the current period, we have historically had a low incidence of bad debt expense. Therefore, we do not currently expect this guidance to significantly affect our consolidated financial statements and related disclosures when we adopt it.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

ASU 2018-07 Compensation - Stock Compensation

In June 2018, the FASB issued ASU 2018-07, Stock Compensation (Topic 718): Improvements to non-employee share-based payment accounting, which intended to reduce cost and complexity and to improve financial reporting for share-based payments issued to non-employees. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted.

We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

ASU 2018-13 Fair Value Measurement - Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The update is intended to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the US GAAP information requirements that are most important to users of an entity’s financial statements. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted.

We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

ASU 2018-14 Compensation - Changes to the Disclosure Requirements for Defined Benefit Plans

In August 2018, the FASB issued ASU 2018-14, Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans. The update is intended to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the US GAAP information requirements that are most important to users of an entity’s financial statements. The guidance will be effective for annual and interim periods beginning after December 15, 2020, with early adoption permitted.

We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

ASU 2018-15 Intangibles

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force). The update is intended to provide additional guidance on the accounting for costs of implementation activities performed in a cloud computing arrangement that is a service contract. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted.

We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

ASU 2018-16 Derivatives and Hedging

In October 2018, the FASB issued ASU 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes. The update is intended to permit use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the direct Treasury obligations of the U.S. government, the LIBOR swap rate, the OIS rate based on the Fed Funds Effective Rate, and the Securities Industry and Financial Markets Association Municipal Swap Rate. The guidance will be effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted if an entity has already adopted ASU 2017-12.

We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

ASU 2018-17 Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The update is intended to improve general purpose financial reporting by considering indirect interests held through related parties in common control arrangements on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted.

We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Chapter 11 Proceedings

On September 12, 2017, the Predecessor and certain of its subsidiaries, “the Debtors”, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas Victoria Division, “Bankruptcy Court”. On February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court and on April 17, 2018 the Bankruptcy Court entered an order confirming the Second Amended Joint Chapter 11 Plan (as modified) of Reorganization, as amended and supplemented (the “Plan”). The Debtors’ subsequently emerged from bankruptcy on July 2, 2018 following the satisfaction of each of the conditions precedent to the Plan. From September 12, 2017 to July 2, 2018 we operated as a debtor-in-possession.

Throughout bankruptcy proceedings the Debtors were able to operate their businesses in the ordinary course. The first-day motions provided for, among other things, the payment of certain pre-petition employee and retiree expenses and benefits, the use of the Debtors’ existing cash management system, the payment of certain pre-petition amounts to certain critical vendors, the ability to pay certain pre-petition taxes and regulatory fees, the payment of certain pre-petition claims owed on account of insurance policies and programs and authorizing the use of cash collateral. During the pendency of the Chapter 11 case, all transactions outside the ordinary course of business required prior approval of the Bankruptcy Court.

In accordance with the Plan confirmed by the Bankruptcy Court, the following significant transactions occurred upon our emergence from bankruptcy on July 2, 2018.

Plan of Reorganization

Consistent with the RSA, the Debtors filed a proposed plan of reorganization and disclosure statement with the Bankruptcy Court on September 12, 2017, as well as a disclosure statement relating to the proposed plan of reorganization.

Subsequent to September 12, 2017, the Debtors negotiated with its various creditors, including the Ad Hoc Group and ship yards with which the Debtors had a contractual relationship to build new rigs.

On February 26, 2018, the Debtors announced a global settlement with an ad hoc group of holders of unsecured bonds (the “Ad Hoc Group”), the official committee of unsecured creditors (the “Committee”) and other major creditors in their Chapter 11 cases, including Samsung Heavy Industries Co., Ltd. (“Samsung”) and Daewoo Shipbuilding & Marine Engineering Co., Ltd. (“DSME”), two of the Debtors’ newbuild shipyards, and an affiliate of Barclays Bank PLC (“Barclays”), another holder of unsecured bonds. The Debtors entered into an amendment to the RSA signed on September 12, 2017 and an amendment to the Investment Agreement. The amendments to the RSA and Investment Agreement provided for the inclusion of the Ad Hoc Group and Barclays into the capital commitment as Commitment Parties, increased the Capital Commitment from $1.06 billion to $1.08 billion, increased recoveries for general unsecured creditors of the Predecessor, NADL and Sevan under the plan of reorganization, an agreement regarding the allowed claim of certain newbuild shipyards and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization.

Following the allowed claim agreement in respect of the certain newbuild shipyards Samsung and DSME, we recognized a liability of $1.064 billion in the year ended December 31, 2017. Due to the Plan anticipating these specific rejection and termination of the newbuild contracts, we recognized an impairment of the newbuild assets in those shipyards related to the West Dorado, West Draco, West Aquila and the West Libra, totaling $696 million, in the year ended December 31, 2017.

Under the Plan and the terms of the Investment Agreement and the transactions contemplated therein, the Commitment Parties to the Investment Agreement were issued certain common shares of the Successor and purchased additional common shares of the Successor in connection with the completion of the Notes Rights Offering and Equity Rights Offering to holders of claims against the Debtors.

The Plan provided for, among other things, that:

•	The Predecessor be dissolved under the laws of Bermuda following the confirmation of the Plan;

•	the Debtors enter into amended senior credit facilities with its senior credit facility lenders;

•

holders of general unsecured claims receive 15% of the common stock of the Successor (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan as defined below under “-Issuance and Distribution of the New Securities under the Plan and the Investment Agreement”);

•

the Debtors conduct the rights offerings described below under “-Rights Offering,” with certain non-eligible holders of general unsecured claims entitled to participate pro rata in a $23 million cash recovery pool;

•

an additional $17 million in cash, less fees and expenses, be distributed to holders of general unsecured claims, other than claims held by the Commitment Parties as of September 12, 2017 or January 5, 2018, as applicable;

•	an additional $17 million in cash, less fees and expenses, be distributed to Samsung and Daewoo; and

•

holders of the Predecessor’s existing equity received 2% of the Successor Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan defined below under “-Issuance and Distribution of the New Securities under the Plan and the Investment Agreement”).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Rights Offerings

Pursuant to the Plan, eligible holders in certain classes of general unsecured claims against the Debtors were offered the right to participate in (i) the “Notes Rights Offering” of up to $119.4 million in aggregate principal amount of New Secured Notes issued by a subsidiary of the Company (“NSNCo”) and a corresponding pro rata portion of 57.5% of the Successor Common Shares issued to holders who participate in the Notes Rights Offering and (ii) the Equity Rights Offering of up to $48.1 million in value of the Successor Common Shares. The New Secured Notes and the Successor Common Shares to be acquired by the Commitment Parties under the Investment Agreement are reduced to the extent the rights are exercised in each of the Notes Rights Offering and the Equity Rights Offering.

Issuance and Distribution of the New Securities under the Plan and the Investment Agreement

On the Effective Date, approximately 100 million Seadrill Limited Common Shares were outstanding. The New Common Shares were allocated as set forth below, in accordance with provisions of the Plan and issued on the Effective Date:

•	14.25% of the New Common Shares issued to holders of unsecured claims against the Company and certain of its Chapter 11 debtor affiliates;

•	23.75% of the New Common Shares issued to participants in the $200 million equity investment under the Plan;

•	54.625% of the New Common Shares issued to participants in the $880 million new secured notes investment under the Plan;

•

1.9% of the New Common Shares issued to holders of existing common equity interest in the Company as of the Effective Date, an effective exchange ratio of approximately 0.0037345 New Common Shares per each Existing Share, and

•	5.475% of the New Common Shares issued as a structuring fee to certain of the new money investors.

An employee incentive plan has been implemented by the Successor (the “Employee Incentive Plan”) which (a) reserved an aggregate of 10% of the Successor Common Shares, on a fully diluted, fully distributed basis, for grants made from time to time to employees of the Successor; and (b) otherwise contain terms and conditions (including with respect to participants, allocation, structure, and timing of issuance) generally consistent with those prevailing in the market at the discretion of the board of directors of the Successor.

Note 4 – Fresh Start Accounting

Upon emergence from bankruptcy, we applied fresh start accounting to our financial statements in accordance with the provision set forth in ASC852 as (i) the holders of existing voting shares of the Company prior to emergence received less than 50% of the voting shares of the Company outstanding following its emergence from bankruptcy and (ii) the reorganization value of the Company’s assets immediately prior to confirmation of the plan of reorganization was less than the post-petition liabilities and allowed claims.

We elected to apply fresh start accounting effective July 1, 2018 (the “Convenience Date”), to coincide with the timing of the normal third quarter reporting period, which resulted in Seadrill becoming a new entity for financial reporting purposes. We evaluated and concluded that events between July 1, 2018 and July 2, 2018 were immaterial and that the use of an accounting Convenience Date of July 1, 2018 was appropriate. The effects of the Plan and the application of fresh start accounting were applied as of July 2, 2018 and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of September 30, 2018 and the related adjustments thereto were recorded in the Consolidated Statement of Operations of the Predecessor as “Reorganization items” during the period from January 1, 2018 through July 1, 2018. As a result of the application of fresh start accounting and the effects of the implementation of the Plan, the Consolidated Financial Statements for the period after July 1, 2018 (the “Successor”) will not be comparable with the Consolidated Financial Statements prior to that date.

Reorganization Value

Reorganization value represents the fair value of the Successor Company’s total assets and is intended to approximate the amount a willing buyer would pay for the assets immediately after restructuring. Under fresh start accounting, we are required to allocate the reorganization value to individual assets based on their estimated fair values.

The Plan presented on February 26, 2018, and confirmed by the Bankruptcy Court on April 17, 2018, estimated a range of distributable value for the Successor Company of between $10.2 billion and $11.8 billion. We derived the reorganization value based on the mid-point of this range of estimated distributable values. This was approximately $11.0 billion. Fair values are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, and financial projections will be realized, and actual results could vary materially.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Valuation of Drilling Units

Our principal assets comprise our fleet of drilling units. With the assistance of valuation experts, we determined a fair value of these drilling units based primarily on an income approach utilizing a discounted cash flow analysis. We established an estimate of future cash flows for the period ranging from emergence to the end of life for each rig and discounted the estimated future cash flows to present value. The expected cash flows used in the discounted cash flows were derived from earnings forecasts and assumptions regarding growth and margin projections. A discount rate of 11.4% was estimated based on an after-tax weighted average cost of capital (“WACC”) reflecting the rate of return that would be expected by a market participant. The WACC also takes into consideration a company specific risk premium reflecting the risk associated with the overall uncertainty of the financial projects used to estimate future cash flows. We used a replacement cost approach to value capital spares and other property plant, and equipment.

Valuation of Equity Method Investments

The fair value of equity method investments was derived using an income approach, which discounts future free cash flows. The estimated future free cash flows associated with the investments were primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, applicable tax rates and industry conditions. The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant WACC as follows:

Investment	WACC
Seadrill Capricorn Holdings LLC	11.4%
Seadrill Operating LP	12.0%
Seadrill Deepwater Drillship Ltd	12.0%
Seabras Sapura Holding	14.3%
Seabras Sapura Participacoes	13.7%
SeaMex	12.7%

The discounted cash flow model derived an enterprise value of the investments, after which associated net debt was subtracted to provide equity values. The implied valuation of the direct ownership interests in Seadrill Partners derived from the discounted cash flow model was crosschecked against the market price of Seadrill Partners’ common units. Due to the significant influence we have on Seadrill Partners, there is an implied significant influence premium, which represents the additional value we would place over and above the market price of Seadrill Partners in order to maintain this significant influence. This is similar in thought to an implied control premium. We have evaluated the difference by reviewing the implied control premium as compared to other market transactions within the industry. We deem the implied control premium to be reasonable in the context of the data considered.

Valuation of debt

We recorded third party and related party debt obligations at a fair value of $7.3 billion which we determined using an income approach. We are amortizing the difference between the $7.6 billion face amount and the fair value recorded in fresh start accounting over the life of the debt. We estimated the fair value of the debt using Level 2 inputs.

Reconciliation of distributable value to fair value of Successor common stock

The following table reconciles the distributable value to the estimated fair value of Successor common stock as at the Effective Date:

(In $ millions)	As at July 2, 2018
Distributable value	11,056
Less: non-controlling interest	(154)
Less: fair value of debt	(7,301)
Less: fair value of other non-operating liabilities	(108)
Add: fair value of tax attributes	8

Fair value of Successor common stock issued upon emergence	3,501

Shares issued and outstanding on July 2, 2018	100.0
Per share value	35.01

Reorganization value and distributable value were estimated using numerous projections and assumptions that are inherently subject to significant uncertainties and resolution of contingencies that are beyond our control. Accordingly, the estimates set forth herein are not necessarily indicative of actual outcomes, and there can be no assurance that the estimates, projections or assumption will be realized.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the distributable value to the estimated reorganization value as at the Effective Date:

(In $ millions)	As at July 2, 2018
Distributable value	11,056
Add: other working capital liabilities	478
Add: other non-current operating liabilities	57
Add: fair value of tax attributes	8
Add: redeemable non-controlling interest	30

Total reorganization value	11,629

Consolidated Balance Sheet.

The adjustments included in the following Consolidated Balance Sheet reflect the effects of the consummation of the transactions contemplated by the Reorganization Plan (reflected in the column “Reorganization Adjustments”) as well as fair value adjustments as a result of the adoption of fresh start accounting (reflected in the column “Fresh Start Adjustments”). The explanatory notes highlight methods used to determine fair values or other amounts of the assets and liabilities as well as significant assumptions or inputs.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	As of July 1, 2018
(In $ millions)	Predecessor Company	Reorganization Adjustments		Fresh Start Adjustments		Successor Company
ASSETS
Current assets
Cash and cash equivalents	809	790	(a)	—		1,599
Restricted cash	409	169	(a)	—		578
Marketable securities	121	—		—		121
Accounts receivable, net	272	—		—		272
Amount due from related parties - current	181	—		14	(l)	195
Other current assets	247	—		181	(m)	428

Total current assets	2,039	959		195		3,193
Investment in associated companies	1,615	—		(687	)(n)	928
Newbuildings	249	—		(249	)(o)	—
Drilling units	12,531	—		(5,734	)(p)	6,797
Deferred tax assets	8	—		—		8
Equipment	35	—		(6	)(q)	29
Amount due from related parties - non current	565	—		11	(r)	576
Assets held for sale - non-current	—	—		—		—
Other non-current assets	3	—		95	(s)	98

Total assets	17,045	959		(6,375)		11,629

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	90	—		(33	)(t)	57
Trade accounts payable	96	17	(b)	—		113
Amounts due to related parties - current	4	4	(c)	—		8
Other current liabilities	229	100	(d)	32	(u)	361

Total current liabilities	419	121		(1)		539

Liabilities subject to compromise	9,050	(9,050	)(e)	—		—

Long-term debt	856	6,292	(f)	(104	)(t)	7,044
Long-term debt due to related parties	294	—		(94	)(v)	200
Deferred tax liabilities	105	—		(6	)(w)	99
Other non-current liabilities	57	3	(b)	2	(x)	62

Total non-current liabilities	1,312	6,295		(202)		7,405

Redeemable non-controlling interest	25	—		5	(y)	30
Equity
Predecessor common shares	1,008	(1,008	)(g)	—		—
Predecessor additional paid-in capital	3,316	(3,322	)(g)	—		—
		6 (h)
Predecessor contributed surplus	1,956	(1,956	)(g)	—		—
Predecessor accumulated other comprehensive income	41	—		(41	)(z)	—
Predecessor (loss)/retained earnings	(146)	7,110	(i)	(6,964	)(z)	—
Successor common shares	—	10	(j)	—		10
Successor contributed surplus	—	2,860	(j)	631	(aa)	3,491

Total Shareholders’ equity	6,175	3,700		(6,374)		3,501
Non-controlling interest	64	(107	)(k)	197	(bb)	154
Total equity	6,239	3,593		(6,177)		3,655

Total liabilities and equity	17,045	959		(6,375)		11,629

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Reorganization Adjustments:

(a)	Adjustments to cash and cash equivalents including the following:

Cash and Cash Equivalents
(In $ millions)
Proceeds from debt commitment [1]	875
Proceeds from equity commitment	200
Payment to newbuild counterparty members	(18)
Amendment consent fees to senior secured creditors	(26)
Funding of the escrow account for NSN collateral	(227)
Payment of closing fees for the debt commitment	(9)
Payment new commitment parties fee	(1)
Payment to the bank coordinating committee	(4)

Change in cash and cash equivalents	790

[1]

Pursuant to the Investment Agreement, on the Effective Date we received cash of $875 million for the issuance of New Secured Notes, consisting of $880 million par value notes net of $5 million pre-issuance accrued interest.

Restricted Cash
(In $ millions)
Funding of the escrow account per terms of NSN	227
Payment of post confirmation accrued professional fees in connection with emergence	(31)
Payment of success fees incurred upon emergence	(22)
Distribution from the cash pool to general unsecured claims	(2)
Payment of unsecured creditor committee advisor fees	(3)

Change in restricted cash	169

(b)	Reflects the reinstatement of trade accounts payable and other non-current liabilities included as part of liabilities subject to compromise
(c)	Reflects the reinstatement of amounts due to related party included as part of liabilities subject to compromise.
(d)	Reflects the adjustment to other current liabilities upon emergence:

Other current liabilities upon emergence
(In $ millions)
Success fees accrued upon emergence	28
Undistributed cash pool balance for general unsecured claims on emergence	35
Cash payment made for post confirmation accrued professional fees in connection with emergence	(31)
Reinstatement of other current liabilities as part of liabilities subject to compromise	64
Amendment fees on SFL loans accrued upon emergence	4

Change in other liabilities	100

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(e)	Liabilities subject to compromise were settled as follows in accordance with the Plan:

Gain on liabilities subject to compromise
(In $ millions)
Senior undersecured or impaired external debt	5,266
Unsecured bonds	2,334
Newbuild claims	1,064
Accrued interest payable	49
Derivatives previously recorded at fair value	249
Accounts payable and other liabilities	84
Amount due to related party	4

Liabilities subject to compromise	9,050
Less: Distribution from cash pool to holders of general unsecured claims on emergence	(2)
Less: Undistributed cash pool balance for holders of general unsecured claims on emergence	(35)
Less: Payment to newbuild counterparty members	(17)
Less: Fair value of equity issued to holders of general unsecured claims	(498)
Less: Reinstatement of amount due to related party	(4)
Less: Reinstatement of trade accounts payable	(84)
Less: Reinstatement of senior undersecured or impaired external debt	(5,266)
Less: Recognition of adequate protection payments on senior undersecured or impaired external debt	(186)

Gain on settlement of liabilities subject to compromise	2,958

(f)	Increase in long-term debt includes reinstatement of certain liabilities subject to compromise as well as the issuance of New Secured Notes. The net increase reflects the following:

(In $ millions)
Reinstated Senior undersecured or impaired external debt	5,266
Recognition of adequate protection payments	186
Lender consent fee	(26)

Total reinstated senior secured credit facilities	5,426
Issuance of New Secured Notes	880
Capitalized pre-issuance interest for New Secured Notes for 8% paid-in kind	10
Debt issuance cost in related to the issuance of the New Secured Notes	(9)
Discount on New Secured Notes for the pre-issuance interest paid upon emergence (4% cash interest of $5 million and 8% paid-in kind interest of $10 million)	(15)

Net increase in long-term debt	6,292

(g)	Reflects the cancellation of Predecessor Company common stock, contributed surplus, and additional paid in capital to retained earnings
(h)	Represents the unamortized stock compensation recognized upon cancellation of the Predecessor Company common stock, contributed surplus, and additional paid in capital.
(i)	Reflects the change in predecessor retained (loss)/earnings

Gain on settlement of liabilities subject to compromise	2,958
Cancellation of predecessor common stock, contributed surplus, and additional paid in capital	6,286
Recognition of unamortized stock compensation expense upon cancellation of the Predecessor Company common stock, contributed surplus, and additional paid in capital	(6)
Fair value of Successor Common Shares issued upon emergence	(2,176)
Success fees incurred upon emergence	(51)
New Commitment Parties, bank coordinating committee, and unsecured creditor committee advisor fees	(8)
Elimination of NADL and Sevan non-controlling interest	107

Total change in predecessor retained (loss)/earnings	7,110

(j)

Reflects the issuance of 24 million shares of common stock at a per share price of $8.42 in connection with the equity commitment, 55 million shares of common stock with estimated fair value of $35.01 per share issued in connection with the debt commitment, 14 million shares of common stock issued to the holders of general unsecured claims at an estimated fair value of $35.01 per share, 2 million shares of common stock issued to former holders of Predecessor equity at an estimated fair value of $35.01 per share, and 5 million shares of common stock issued for structuring fees to the select commitment parties and Hemen at an estimated fair value of $35.01 per share.

(k)	As determined in the Plan, NADL and Sevan became wholly owned subsidiaries and the non-controlling interests of NADL and Sevan were eliminated.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Fresh Start Adjustments

(l)	Adjustment to record the current portion of the contingent consideration receivable from Seadrill Partners related to the West Vela with the fair value of $14 million.
(m)

Adjustment to write-off $9 million of current deferred mobilization costs to fair value, which is offset by recording the fair value of certain favorable drilling contracts of $190 million. The value was based on the contracted rates compared to the prevailing market rates.

(n)

Adjustment to decrease the carrying value of the investments in associated companies to their estimated fair values determined using a discounted cash flow analysis utilizing the assumption noted above the Valuation of Equity Method Investments.

(o)	Adjustment to record the newbuildings at fair value based on the value derived from an income approach compared to the current contractual obligations remaining to be paid.
(p)

Adjustment to the drilling units to record the fair value of the rigs and capital spares utilizing a combination of income-based and market-based approaches. The discount rate of 11.4% was used for the discounted cash flow analysis under the income-based approach. A cost-based approach was utilized to determine the fair value for the capital spares.

(q)	Adjustment to record equipment at fair value based on a cost approach.
(r)

Adjustment to record the non-current portion of the contingent consideration receivable from Seadrill Partners related to the West Vela and West Polaris with the fair value of $17 million. This amount is offset with a $3 million reduction on the recoverability of the receivable due from Seabras Participacoes and $2 million adjustment to record the embedded conversion option component of the Archer convertible debt instrument at the emergence date fair value.

(s)

Adjustment to write-off $2 million of deferred mobilization cost and $1 million of unamortized favorable contracts to fair value. These are offset by recording the fair value of certain favorable drilling and management service contracts of $98 million. The value was based on the contracted rates compared to the prevailing market rates.

(t)

Fair value adjustment to record discount of $188 million on the senior secured credit facilities and Ship Finance loans. This reduction is offset by a $51 million write-off of discounts on the New Secured Notes, unamortized debt issuance cost and lender consent fees.

As at July 1, 2018 (Successor)	New Secured Notes	Senior Secured Credit Facilities	Ship Finance Loans	Total
Carrying value after reorganization adjustments	866	5,636	736	7,238
Adjustments to record debt at fair value:
Write-off of unamortized debt issuance costs	9	26	1	36
Write-off of discounts for pre-issuance accrued interest settled upon issuance of NSNs (4% cash interest of $5 million and 8% paid-in kind interest of $10 million)	15	—	—	15
Fair value adjustment to record discount on the senior secured credit facilities and Ship Finance Loans	—	(155)	(33)	(188)

Estimated fair value of debt at emergence	890	5,507	704	7,101

(u)

Adjustment to write-off $27 million, primarily related to deferred mobilization revenue, for which we have determined to have no future performance obligations. These are offset by recording the fair value of certain unfavorable drilling contracts of $59 million. The value was based on the contracted rates compared to the prevailing market rates.

(v)	Adjustment to reflect a fair value discount on the loans due to related parties. The value was based on an income approach using level 2 inputs.
(w)	Adjustments to the deferred tax liabilities as a result of applying fresh start accounting.
(x)

Adjustment to write-off $7 million of deferred mobilization revenue, for which we have determined to have no future performance obligations, offset by the fair value of certain unfavorable drilling contracts of $9 million. The value was based on the contracted rates compared to prevailing market rates.

(y)	Adjustment to record redeemable non-controlling interest to the emergence date fair value.
(z)	Reflects the fresh start accounting adjustment to reset retained (loss) earnings and accumulated other comprehensive income.
(aa)	Reflects the increase in fair value of the 24 million shares of common stock issued in connection with the equity commitment from $8.42 to $35.01 per share.
(bb)	Adjustment to record the non-controlling interest in the Ship Finance VIEs and Seadrill Nigeria Operations Limited to fair value.

Note 5 – Segment information

Operating segments

We provide drilling and related services to the offshore oil and gas industry. We have been organized into three operating segments:

1.

Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters;

2.

Jack-ups: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environments; and

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Other: Operations including management services to third parties and related parties. Income and expenses from these management services are classified under this segment.

Segment results are evaluated on the basis of operating income, and the information given below is based on information used for internal management reporting.

Total operating revenue

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, through September 30, 2018	Period from January 1, through July 1, 2018	Nine Months Ended September 30, 2018
Floaters	147	482	1,103
Jack-ups	84	193	495
Other	18	37	59

Total operating revenue	249	712	1,657

Depreciation

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, through September 30, 2018	Period from January 1, through July 1, 2018	Nine Months Ended September 30, 2017
Floaters	100	298	450
Jack-ups	25	93	151

Total	125	391	601

Operating loss - Net loss

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, through September 30, 2018	Period from January 1, through July 1, 2018	Nine Months Ended September 30, 2017
Floaters	(91)	(446)	66
Jack-ups	(15)	(167)	(117)
Other	—	—	4

Operating loss	(106)	(613)	(47)

Unallocated items:
Total financial items and other	(137)	(3,242)	(357)
Income taxes	(2)	(30)	(9)

Net loss	(245)	(3,885)	(413)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Drilling units and Newbuildings - Total assets

	Successor	Predecessor
(In $ millions)	September 30, 2018	December 31, 2017
Floaters	5,559	9,956
Jack-ups	1,157	3,508

Total drilling units and newbuildings	6,716	13,464

Unallocated items:
Assets held for sale	—	126
Investments in associated companies	901	1,473
Marketable securities	118	124
Cash and restricted cash	2,136	1,359
Other assets	1,447	1,436

Total assets	11,318	17,982

Drilling units and Newbuildings - Capital expenditures 1

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, through September 30, 2018	Period from January 1, through July 1, 2018	Nine Months Ended September 30, 2017
Floaters	36	93	84
Jack-ups	10	24	16

Total	46	117	100

[1]	Includes additions to equipment

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following information presents our revenues and fixed assets by geographic area:

Revenues

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, through September 30, 2018	Period from January 1, through July 1, 2018	Nine Months Ended September 30, 2017
Nigeria	54	105	153
Brazil	49	188	303
Saudi Arabia	38	79	119
Norway	35	82	173
Angola	19	100	400
United States	15	30	249
Others (1)	39	128	260

Total	249	712	1,657

(1)	Other countries represent countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Major Customers

We had the following customers with contract revenues greater than 10% in any of the periods presented:

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, through September 30, 2018	Period from January 1, through July 1, 2018	Nine Months Ended September 30, 2017
Total S.A Group (“Total”)	29%	20%	26%
Saudi Aramco	18%	12%	8%
ConocoPhilips	14%	9%	6%
Petroleo Brasileiro S.A (“Petrobras”)	13%	27%	18%
LLOG	7%	5%	16%
Exxon Mobil Corp (“Exxon”)	—%	11%	7%

Fixed assets – drilling units (1)

	Successor	Predecessor
(In $ millions)	As at September 30, 2018	As at December 31, 2017
Norway	1,333	2,258
Brazil	1,033	1,816
Spain	886	2,016
Malaysia	745	1,809
United States	661	1,266
Other (2)	2,058	4,051

Total	6,716	13,216

(1)

The fixed assets referred to in the table above exclude assets under construction. The countries in this table represent the location of the drilling unit at the end of the reporting period and are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by the assets during the period. In most cases these locations are different to the country in which the Company that owns the drilling unit is registered.

(2)	“Other countries” represent countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.

Note 6 – Revenue from Contracts with Customers

The activities that primarily drive the revenue earned from our drilling contracts include (i) providing a drilling rig and the crew and supplies necessary to operate the rig, (ii) mobilizing and demobilizing the rig to and from the drill site and (iii) performing rig preparation activities and/or modifications required for the contract. Consideration received for performing these activities may consist of dayrate drilling revenue, mobilization and demobilization revenue, contract preparation revenue and reimbursement revenue. We account for these integrated services provided within our drilling contracts as a single performance obligation satisfied over time and comprised of a series of distinct time increments in which we provide drilling services.

Consideration for activities that are not distinct within the context of our contracts and do not correspond to a distinct time increment within the contract term are allocated across the single performance obligation and recognized ratably as time elapses over the estimated term of the contract.

Consideration for activities that correspond to a distinct time increment within the contract term is recognized in the period when the services are performed. The total transaction price is determined for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. See below for further discussion regarding the allocation of the transaction price to the remaining performance obligations.

The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, management considers whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. These estimates are re-assessed each reporting period as required.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Dayrate Drilling Revenue. Our drilling contracts generally provide for payment on a dayrate basis, with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly increment it relates to within the contract term, and therefore, recognized in line with the contractual rate billed for the services provided for any given hour.

Mobilization Revenue. We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the mobilization of our rigs. These activities are not considered to be distinct within the context of the contract and therefore, the associated revenue is allocated to the overall performance obligation and recognized ratably over the expected term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to contract drilling revenue as services are rendered over the initial term of the related drilling contract.

Demobilization Revenue. We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the demobilization of our rigs. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception. In most of our contracts, there is uncertainty as to the likelihood and amount of expected demobilization revenue to be received. For example, the amount may vary dependent upon whether or not the rig has additional contracted work following the contract. Therefore, the estimate for such revenue may be constrained, as described above, depending on the facts and circumstances pertaining to the specific contract. We assess the likelihood of receiving such revenue based on past experience and knowledge of the market conditions.

Revenues Related to Reimbursable Expenses. We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel services and other services provided at their request in accordance with a drilling contract or other agreement. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and timing thereof are highly dependent on factors outside of our influence. Accordingly, reimbursable revenue is fully constrained and not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a customer. We are generally considered a principal in such transactions and record the associated revenue at the gross amount billed to the customer, as “Reimbursable revenues” in our unaudited Condensed Consolidated Statements of Operations.

Contract Balances. Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. Contract asset balances consist primarily demobilization revenues which have been recognized during the period but are contingent on future demobilization activities. Contract liabilities include payments received for mobilization as well as rig preparation and upgrade activities which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.

The following table provides information about receivables, contract assets and contract liabilities from our contracts with customers:

	Successor	Predecessor
(In $ millions)	September 30, 2018	December 31, 2017
Accounts receivable, net	204	295
Current contract assets (1)	—	7
Current contract liabilities (deferred revenue) (1)	(5)	(37)
Non-current contract liabilities (deferred revenue) (1)	—	(18)

(1)

Current contract assets and liabilities balances are included in “other current assets” and “other current liabilities,” respectively in our unaudited Consolidated Balance Sheet as of September 30, 2018 (Successor).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Significant changes in the contract assets and the contract liabilities balances during the period from January 1, through July 1, (Predecessor) and period from July 2, through September 30, (Successor) are as follows:

(In $ millions)	Net Contract Balances
Contract assets at January 1, 2018 (Predecessor)	7
Contract liabilities at January 1, 2018 (Predecessor)	(55)

Net contract liability at January 1, 2018 (Predecessor)	(48)

Decrease due to amortization of revenue that was included in the beginning contract liability balance	25
Increase due to cash received, excluding amounts recognized as revenue	(9)
Decrease due to recognized during the period but contingent on future performance	9
Fresh start adjustment	32

Net contract asset at July 1, 2018 (Predecessor)	9

Contract assets at July 1, 2018 (Predecessor)	9
Contract liabilities at July 1, 2018 (Predecessor)	—
Contract assets at July 2, 2018 (Successor)	9
Contract liabilities at July 2, 2018 (Successor)	—

Net contract asset at July 2, 2018 (Successor)	9

Decrease due to cash received against contract assets recognized at July 2, 2018 (Successor).	(9)
Increase due to cash received, excluding amounts recognized as revenue	(5)

Net contract liability at September 30, 2018 (Successor)	(5)

Contract assets at September 30, 2018 (Successor)	—
Contract liabilities at September 30, 2019 (Successor)	(5)

Deferred Contract Costs

Certain direct and incremental costs incurred for upfront preparation, initial mobilization and modifications of contracted rigs represent costs of fulfilling a contract as they relate directly to a contract, enhance resources that will be used in satisfying our performance obligations in the future and are expected to be recovered. Such costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract. Such deferred contract costs in the amount of $7 million are reported in “Other current assets” in our unaudited Consolidated Balance Sheet at September 30, 2018 (Successor).

During the Predecessor period from January 1, through July 1, 2018, the amount of amortization of such costs was $15 million. On fresh start deferred contract cost balances of $9 million and $2 million as reported in “Other current assets” and “Other non-current assets,” respectively, in our Consolidated Balance Sheet at July 1, 2018 (Predecessor) were fair valued to nil. Refer to Note 4—“Fresh Start Accounting” for further details.

During the Successor period from July 2, through September 30, the amount of amortization of such costs was nil. There was no impairment loss in relation to capitalized costs.

Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process. Costs incurred for rig modifications or upgrades required for a contract, which are considered to be capital improvements, are capitalized as drilling and other property and equipment and depreciated over the estimated useful life of the improvement.

Transaction Price Allocated to Remaining Performance Obligations

The deferred revenue balance of $5 million reported in “Other current liabilities” in our Consolidated Balance Sheet at September 30, 2018 (Successor) is expected to be realized within the next twelve months.

The revenue included above consists primarily of expected mobilization and upgrade revenue for both wholly and partially unsatisfied performance obligations as well as expected variable mobilization and upgrade revenue for partially unsatisfied performance obligations, which has been estimated for purposes of allocating across the entire corresponding performance obligations. The amounts are derived from the specific terms within drilling contracts that contain such provisions, and the expected timing for recognition of such revenue is based on the estimated start date and duration of each respective contract based on information known at September 30, 2018. The actual timing of recognition of such amounts may vary due to factors outside of our control.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

We have applied the disclosure practical expedient in ASC 606-10-50-14A(b) and have not included estimated variable consideration related to wholly unsatisfied performance obligations or to distinct future time increments within our contracts, including dayrate revenue. The duration of our performance obligations varies by contract.

Impact of Topic 606 on Financial Statement Line Items

Our revenue recognition pattern under Topic 606 is similar to revenue recognition under the previous guidance, except for the recognition of demobilization revenue. Such revenue, which was recognized upon completion of a contract under the previous guidance, is now estimated at contract inception and recognized ratably as contract drilling revenue over the term of the contract, constraining the estimate at each reporting period, where the revenue is contingent on the rig demobilizing.

Adopting Topic 606 did not have a material effect on the Consolidated Statement of Operations, or Consolidated Statement of Cash Flows for the period from January 1, 2018 through July 1, 2018 (Predecessor) and period from July 2, 2018 through September 30, 2018 (Successor). or the Consolidated Balance Sheet as of September 30, 2018 (Successor) .

Note 7 – Reorganization items

Expenses and income directly associated with the Chapter 11 cases are reported separately in the Consolidated Statement of Operations as “Reorganization items” as required by ASC 852, Reorganizations. This category was used to reflect the net expenses and gains and losses that are the result of the reorganization of the business.

Prior to emergence, reorganization items included professional and advisory fees for post-petition Chapter 11 expenses, adjustments to the carrying value of liabilities subject to compromise to their estimated allowed claims amount, fresh start adjustments and any interest income generated from surplus cash invested. Professional and advisory fees incurred post-emergence, but related to our Chapter 11 filing, have continued to be recognized within “Reorganization items”.

The following table summarizes the components included within reorganization items:

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, 2018 through September 30, 2018	Period from January 1, 2018 through July 1, 2018	Nine months ended September 30, 2017
Advisory and professional fees	(5)	(187)	(72)
Unamortized debt issuance costs	—	—	(67)
Gain or loss on pre-petition allowed claims	—	—	3
Gain on settlement of liabilities subject to compromise	—	2,958	—
Interest income on surplus cash invested	—	6	2
Reversal of issuing entities credit risk on derivatives	—	—	(96)
Fresh Start valuation adjustments	—	(6,142)	—

Total reorganization items	(5)	(3,365)	(230)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Loss on disposals and contingent consideration

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, through September 30, 2018	Period from January 1, through July 1, 2018	Nine Months Ended September 30, 2017
Loss on disposals
Loss on disposal of West Triton to Shelf Drilling	—	—	(34)
Loss on disposal of West Resolute to Shelf Drilling	—	—	(61)
Loss on disposal of West Mischief to Shelf Drilling	—	—	(71)
Derecognition of Sevan Developer	—	—	(75)

Total loss on disposals	—	—	(241)

Contingent Consideration realized
West Polaris earn out realized	—	—	8
West Vela earn out realized	—	7	10

Total contingent consideration recognized	—	7	18

Disposal of West Triton, West Resolute and West Mischief

On April 29, 2017 we reached agreement with Shelf Drilling to sell the West Triton, West Resolute and West Mischief for total consideration of $225 million. Each rig was delivered in the nine months ended September 30, 2017. The sale resulted in a loss on disposal of $166 million, which was recognized within “Loss on disposals” on the Predecessor Consolidated Statement of Operations for the nine months ended September 30, 2017.

Disposal of Sevan Developer contract

In July 2017, Sevan and Cosco agreed to defer the Sevan Developer delivery period until June 30, 2020. The contract amendment included a contract termination clause for Cosco and therefore it was deemed that Sevan had lost control of the asset. We therefore derecognized the newbuild asset, which was held at $620 million, construction obligation held at $526 million, and accrued interest and other liabilities held at $19 million, resulting in a net loss on disposal of $75 million.

West Polaris contingent consideration

On June 19, 2015, we sold the entities that owned and operated the West Polaris (the “Polaris business”), to Seadrill Operating LP (“Seadrill Operating”), a consolidated subsidiary of Seadrill Partners LLC and 42% owned by Seadrill Limited. The entities continue to be related parties subsequent to the sale.

In relation to the sale, we may be entitled to receive a contingent consideration from Seadrill Partners, consisting of (a) any day rates earned by Seadrill Partners in excess of $450,000 per day, adjusted for daily utilization, tax and agency commission for the remainder of the ExxonMobil contract, which completed in December 2017 and (b) 50% of any day rate earned above $450,000 per day, adjusted for daily utilization, tax and agency commission fee after December 2017 until 2025.

In our Predecessor Balance Sheet and Statement of Operations, our accounting policy was not to recognize contingent consideration before it is considered realizable, we therefore did not recognize on disposal any amounts receivable relating to the elements of consideration which were contingent on future events. On adoption of Fresh Start Accounting we recorded the contingent consideration receivable from Seadrill Partners related to the West Polaris with the fair value of $0.7million, with a gain in “Reorganization items” of $0.7million in our predecessor Statement of Operations for the period from January 1, 2018 through July 1, 2018 . Please refer to Note 4—“Fresh Start Accounting” for further details.

From the disposal date of the West Polaris on June 19, 2015 to Emergence Date, we recognized $53 million in contingent consideration, as it became realized, within “Contingent consideration realized” in our Predecessor Consolidated Statement of Operations. In the period from July 2, through September 30, 2018 we recognized nil within “Contingent consideration realized” in our Successor Consolidated Statement of Operations.

West Vela contingent consideration

On November 4, 2014, we sold the entities that own and operate the West Vela (the “Vela business”) to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners and 49% owned by Seadrill Limited. The entities continue to be related parties subsequent to the sale.

As part of the consideration of the sale, we may be entitled to receive a contingent amount of up to $40,000 per day for the remainder of the BP contract, depending on the actual amount of contract revenue received from BP.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In our Predecessor Balance Sheet and Statement of Operations, our accounting policy was not to recognize contingent consideration before it is considered realizable, we therefore did not recognize on disposal any amounts receivable relating to the elements of consideration which were contingent on future events. On adoption of Fresh Start Accounting we recorded the contingent consideration receivable from Seadrill Partners related to the West Vela at fair value of $29.3 million, with a gain recognized within “Reorganization items” in our Predecessor Statement of Operations for the period from January 1, 2018 through July 1, 2018. For further information refer to Note 4 —Fresh Start Accounting.

From the disposal date of the West Vela on November 4, 2014 to emergence date, we recognized $45 million in contingent consideration, as it became realized, within “Contingent consideration realized” in our Predecessor Consolidated Statement of Operations. As the contingent consideration receivable was recognized on the Consolidated Balance Sheet on emergence, no further contingent consideration has been recognized through the Successor Consolidated Statement of Operations for the period from July 2, through September 30.

Note 9 – Taxation

The income tax expense recognized in the Successor Statement of Operations for period from July 2, 2018 through September 30, 2018 was $2 million. The Income Tax expense recognised incorporates an effective rate forecast for the period July 2, through December 31, 2018.

The application of fresh-start accounting on July 2, 2018 resulted in the re-measurement of deferred income taxes associated with the revaluation of the Company’s assets and liabilities. Refer to Note 4 “Fresh Start Accounting” for further information. As a result, net deferred income tax liabilities were decreased by $6 million ($55 million decrease in deferred tax liability partially offset by increase in valuation allowance recorded on deferred tax assets of $49 million). The unwind of the re-measurement of deferred income taxes resulted in a tax benefit of approximately $9 million for the Successor Statement of Operations for period from July 2, 2018 through September 30, 2018.

The income tax expense recognized in the Predecessor Statement of Operations for the period from January 1, 2018 through July 1, 2018 (Predecessor) was $30 million and for the nine months ended September 30, 2017 (Predecessor) was an expense of $9 million.

The income tax expense for the period from January 1, 2018 through July 1, 2018 (Predecessor) of $30 million includes an increase in uncertain tax positions of $8 million and an $18 million tax expense due to an adjustment in the income tax charge for a subsidiary related to prior years. We considered the effect of this prior period correction not to be material in the context of the overall results for the period from January 1, 2018 through July 1, 2018 (Predecessor) or prior periods.

In the nine months ended September 30, 2017 (Predecessor) there was a net benefit in the tax expense due to a reduction in uncertain tax positions which did not recur and also a benefit following the submission of a tax return in respect of a prior year.

Companies in the group are subject to taxation in various jurisdictions. Tax authorities in certain jurisdictions examine the tax returns and some have issued assessments. Companies in the group are defending the tax positions in those jurisdictions.

The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2012 for an aggregate amount equivalent to $161 million including interest and penalties. The relevant group companies are robustly contesting these assessments including filing relevant appeals. An adverse outcome on these proposed assessments could result in a material adverse impact on our consolidated statement of financial position, results of operations or cash flows.

The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the Chapter 11 process with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria and it is also intended that one or more formal objections against these claims for distribution purposes may be filed in the US court. An adverse outcome on these proposed assessments could result in a material adverse impact on our consolidated statement of financial position, results of operations or cash flows.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Earnings per share

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, through September 30, 2018	Period from January 1, through July 1, 2018	Nine Months Ended September 30, 2017
Net loss	(240)	(3,881)	(307)
Less: Allocation to participating securities	—	—	—

Net loss available to shareholders	(240)	(3,881)	(307)

Effect of dilution	—	—	—

Diluted net loss available to shareholders	(240)	(3,881)	(307)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Successor	Predecessor	Predecessor
(In millions, unless stated otherwise)	Period from July 2, through September 30, 2018	Period from January 1, through July 1, 2018	Nine Months Ended September 30, 2017
Basic earnings per share:
Weighted average number of common shares outstanding	100	504	504
Diluted earnings per share:
Weighted average number of common shares outstanding	100	504	504
Effect of dilutive share options (1)	—	—	—
Effect of dilutive convertible bonds	—	—	—

Weighted average number of common shares outstanding adjusted for the effects of dilution	100	504	504

Basic (loss) per share (US dollar)	(2.40)	(7.71)	(0.61)

Diluted (loss) per share (US dollar)	(2.40)	(7.71)	(0.61)

(1)	Certain stock options have been excluded from the calculation of diluted EPS in the Predecessor because their exercise price exceeded our average share price during the calculated period.

Interests in the existing Seadrill Limited common shares were extinguished under the plan of reorganization contemplated by the RSA. The plan provided holders of the Predecessor Common stock with 2% of Seadrill Limited equity, subject to dilution by the primary structuring fee and an employee incentive plan. The RSA contemplated certain releases and exculpations and implementation of a customary equity-based employee incentive plan at the effective date.

Note 11 – Cash, cash equivalents and restricted cash

	Successor	Predecessor
(In $ millions)	September 30, 2018	December 31, 2017
Cash and cash equivalents	1,576	1,255
Restricted cash (1)	560	104

Total	2,136	1,359

(1)

Restricted cash consists of bank deposits which have been pledged as collateral for certain guarantees issued by a bank or minimum deposits which must be maintained in accordance with contractual arrangements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Marketable securities

Effective January 1, 2018, we adopted ASU 2016-01, which requires us to measure all marketable securities that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes through the Consolidated Statement of Operations. We use quoted market prices to determine the fair value of our marketable securities, and categorize them as level 1 on the fair value hierarchy. As a result of this adoption, we reclassified $31 million of previously recognized fair value gains from accumulated other comprehensive income to retained earnings on January 1, 2018.

For fiscal periods beginning prior to January 1, 2018, marketable securities not accounted for under the equity method were classified as available-for-sale. Unrealized gains and losses on equity securities classified as available-for-sale were recognized in other comprehensive income. We reviewed our marketable securities at each reporting date to determine if impairment indicators were present.

The following tables summarize the carrying values of our ownership interests in Seadrill Partners’ common units and Archer ordinary units, which are held as marketable securities in the Consolidated Balance Sheet:

	Successor	Predecessor
(In $ millions)	September 30, 2018	December 31, 2017
Seadrill Partners - Common units	97	96
Archer	21	28

Total marketable securities	118	124

After we adopted ASU 2016-01 on January 1, 2018, changes in the fair value of investments in marketable securities are recorded in net income. We classify such gains within the line item “Unrealized loss on marketable securities” within the Consolidated Statement of Operations. The unrealized loss for the period from July 2, 2018 through September 30, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor) was as follows:

	Successor	Predecessor
(In $ millions)	Period from July 2, through September 30, 2018	Period from January 1, through July 1, 2018
Seadrill Partners - Common Units - unrealized gain/(loss) on marketable securities	6	(5)
Archer - unrealized (loss)/gain on marketable securities	(9)	2

Total unrealized loss on marketable securities	(3)	(3)

Before we adopted ASU 2016-01 on January 1, 2018, changes in fair value of investments in marketable securities were initially recorded in other comprehensive income and then reclassified to net income when realized. We classified such gains within the line item “Unrealized gains on marketable securities” within the Predecessor Consolidated Statement of Comprehensive income. The unrealized gain for the nine months ended September 30, 2017 was as follows:

Predecessor
(In $ millions)	Nine Months Ended September 30, 2017
Archer - unrealized gain on marketable securities	35
Seadrill Partners - Common Units - unrealized loss on marketable securities	(13)

Total unrealized gain on marketable securities	22

Note 13 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at September 30, 2018 (Successor) was nil (December 31, 2017 (Predecessor): $35 million).

We recognized a nil bad debt expense for the period from July 2, 2018 through September 30, 2018 (Successor) and $48 million of bad debt expense for the period from January 1, 2018 through July 1, 2018 (Predecessor). We recognized nil bad debt expense for the nine months ended September 30, 2017 (Predecessor).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Other Assets

	Successor	Predecessor
(In $ millions)	As at September 30, 2018	As at December 31, 2017
Prepaid Expenses	63	87
Deferred Consideration (1)	—	80
Taxes receivable	25	24
Favorable contracts to be amortized	207	—
Derivative asset - Interest rate cap (2)	72	—
Reimbursable amounts due from customers	10	15
Deferred mobilization cost	7	20
Other assets	66	112

Total other assets	450	338

(1)

On April 30, 2013, we completed the disposal of the tender rig business to SapuraKencana. The total consideration consisted of a non-contingent deferred consideration of $145 million, bearing interest at LIBOR plus 5%, which was due in April 2016. During the year ended December 31, 2016, SapuraKencana repaid $10 million of the principal and paid $25 million of interest. On August 28, 2017 this was converted into a formalized loan agreement whereby $5 million is repaid each month. As at September 30, 2018 the full amount had been repaid.

(2)

On May 11, 2018, Seadrill Limited bought an interest rate cap from Citigroup for $68 million. The interest rate mitigates our exposure to future increases in LIBOR rates. We have an exposure to LIBOR rates because we hold floating rate debt. As at September 30, 2018 there had been a net fair value adjustment on the interest rate cap of $4m.

Other assets are presented in our Consolidated Balance Sheet as follows:

	Successor	Predecessor
(In $ millions)	As at September 30, 2018	As at December 31, 2017
Other current assets	393	257
Other non-current assets	57	81

Total other assets	450	338

Favorable contracts

On emergence from Chapter 11, we recognized favorable drilling contracts at fair value, which will be amortized over their remaining contract period. The amounts recognized represent the net present value of the existing contracts at the time of emergence compared to the current market rates at the time of acquisition, discounted at the weighted average cost of capital.

The gross carrying amounts and accumulated amortization included in ‘Other current assets’ and ‘Other non-current assets’ for favorable contracts in the Consolidated Balance Sheets as follows:

	September 30, 2018 (Successor)			December 31, 2017 (Predecessor)
(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount	Gross Carrying Amount	Accumulated amortization	Net carrying amount
Intangible assets- Favorable contracts
Balance at beginning of period	258	—	258	—	—	—
Amortization of favourable contracts	—	(51)	(51)	—	—	—

Balance at end of period	258	(51)	207	—	—	—

The amortization is recognized in the Consolidated Statement of Operations under “Amortization of favorable and unfavorable contracts”.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the amounts relating to favorable contracts that is expected to be amortized over the following periods:

	Period ended September, 30 (Successor)
(In $ millions)	2019	2020	2020	2021	2022 and after	Total
Amortization of favourable contracts	177	24	1	1	4	207

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Investment in associated companies

We have the following investments that are either recorded using the equity method or at cost less impairment for the periods presented in the Consolidated Balance Sheet:

	Successor	Predecessor
(In $ millions)	September 30, 2018	December 31, 2017
Seabras Sapura Participacoes S.A	—	63
Seabras Sapura Holding GmbH	220	290
Seadrill Partners - Total direct ownership interests	545	857
Seadrill Partners - Subordinated units	32	97
Seadrill Partners - Seadrill Limited member interest and IDRs (1)	54	64
SeaMex Ltd	50	102

Total investment in associated companies	901	1,473

(1)

The Seadrill Partners—Seadrill Limited member interest and Incentive Distribution Rights (“IDRs”) are recorded at cost less impairment on the basis that they do not represent common stock interests and their fair value is not readily determinable.

Seadrill Partners

Equity method investments

We hold investments in both subordinated units of Seadrill Partners and direct ownership interests in controlled subsidiaries of Seadrill Partners, which are accounted for under the equity method. The fair value of these investments are not readily determinable, as they are not publicly traded. These investments were recognized at fair value on the deconsolidation of Seadrill Partners in January 2014 and therefore categorized at level three on the fair value hierarchy. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.

On emergence from Chapter 11, the carrying value of the equity method investments in Seadrill Partners were adjusted to fair value, resulting in a loss recognized in the Consolidated Statement of Operations of $424 million in “Reorganization items” for the period from January 1, 2018 through July 1, 2018 (Predecessor). For further information refer to Note 4 —“Fresh Start Accounting”.

Investments recorded at cost less impairment

We also hold the Seadrill Limited member interest, which is a 0% non-economic interest, and which holds the rights to 100% of the Incentive Distribution Rights “IDRs” of Seadrill Partners. The Seadrill Limited member interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The fair value of our interest in the Seadrill Limited member and the attached IDRs at deconsolidation in January, 2014, was determined using a Monte Carlo simulation method (“Monte Carlo model”). The method takes into account the cash distribution waterfall, historical volatility, estimated dividend yield and share price of the common units as at the deconsolidation date.

On emergence from Chapter 11, the carrying value of the cost method investments in Seadrill Partners were adjusted to fair value, resulting in a loss recognized in the Consolidated Statement of Operations of $11 million in “Reorganization items” for the period from January 1, 2018 through July 1, 2018 (Predecessor). For further information refer to Note 4 —“Fresh Start Accounting”.

SeaMex Limited

We hold a 50% ownership interest in Seamex, a joint venture with an investment fund controlled by Fintech, for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs are included within the joint venture. Our investment in Seamex was recognized at fair value on the deconsolidation of Seamex in March 2015, and subsequently accounted for under the equity method.

On emergence from Chapter 11, the carrying value of our investments in SeaMex was adjusted to fair value, resulting in a loss recognized in the Consolidated Statement of Operations of $53 million in “Reorganization items” for the period from January 1, 2018 through July 1, 2018 (Predecessor). For further information refer to Note 4 —“Fresh Start Accounting”.

Seabras Sapura

Seabras Sapura Participacoes S.A. and Seabras Sapura Holding GmbH, together referred to as Seabras Sapura, are joint ventures based in Brazil that own and operate pipe-laying vessels, of which Seadrill Limited owns a 50% interest.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On emergence from Chapter 11, the carrying value of our investments in Seabras Sapura was adjusted to fair value, resulting in a loss recognized in the Consolidated Statement of Operations of $199 million in “Reorganization items” for the period from January 1, 2018 through July 1, 2018 (Predecessor). For further information refer to Note 4 —“Fresh Start Accounting”.

Note 16 – Newbuildings

	Successor	Predecessor
(In $ millions)	As at September 30, 2018	As at December 31, 2017
Total Newbuildings	—	248

Our Newbuilding investments held as at December 31, 2017 (Predecessor) related to the eight jack-ups with Dalian and the option to purchase the Sevan Developer. The Dalian contracts are all with limited liability subsidiaries of Seadrill Limited that do not have the benefit of a Seadrill Limited guarantee.

On emergence the Newbuild carrying value was adjusted to a fair value of nil, resulting in a loss recognized in the Consolidated Statement of Operations of $249 million in “Reorganization items” for the period from January 1, 2018 through July 1, 2018 (Predecessor). For further information refer to Note 4 —“Fresh Start Accounting”.

Note 17 – Drilling units

	Successor	Predecessor
(In $ millions)	As at September 30, 2018	As at December 31, 2017
Gross carrying value	6,841	17,335
Accumulated depreciation	(125)	(4,119)

Net book value	6,716	13,216

On emergence from Chapter 11, the carrying value of our drilling units were adjusted to fair value, through a combination of income-based and market-based approaches, with accumulated depreciation being reset to nil. The total net fair value adjustment to our drilling units was $5,734 million, resulting in a loss recognized in the Consolidated Statement of Operations in “Reorganization items”. For fair value considerations refer to Note 24—“Risk management and financial instruments”.

The depreciation expense on drilling units for the period from July 2, 2018 through September 30, 2018 (Successor) was $123 million, the period from January 1, 2018 through July 1, 2018 (Predecessor) was $388 million and for the nine months ended September 30, 2017 (Predecessor) was $585 million.

In addition, the depreciation expense on equipment period from July 2, 2018 through September 30, 2018 (Successor) was $2 million, the period from January 1, 2018 through July 1, 2018 (Predecessor) was $3 million and for the nine months ended September 30, 2017 (Predecessor) was $16 million.

Impairment of long-lived assets

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. In our reported period ended June 30, 2018 (Predecessor), we observed contracted dayrates to be below forecasted levels assumed, which was deemed a indicator of potential impairment. On assessment of asset recoverability through an estimated undiscounted future net cash flow we calculated the value to be lower than the carrying value, resulting in an impairment expense of $414 million which was classified within “Loss on impairment of long-lived assets” on our Consolidated Statement of Operations for the period from January 1, 2018 through July 1, 2018 (Predecessor).

We derived the fair value of the rigs using an income approach based on updated projections of future dayrates, contract probabilities, economic utilization, capital and operating expenditures, applicable tax rates and asset lives. The cash flows were estimated over the remaining useful economic lives of the assets and discounted using an estimated market participant weighted average cost of capital of 11.4%. To estimate these fair values, we were required to use various unobservable inputs including assumptions related to the future performance of our rigs as explained above. We based all estimates on information available at the time of performing the impairment test. For fair value considerations refer to Note 24—Risk management and financial instruments.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Other Liabilities

	Successor	Predecessor
(In $ millions)	As at September 30, 2018	As at December 31, 2017
Taxes Payable	79	70
Deferred mobilization revenue (1)	5	55
Intangible liabilities—unfavorable contracts	42	23
Employee withheld taxes, social security and vacation payments	37	15
Accrued interest expense (2)	40	3
Accrued expenses	93	103
Other liabilities	80	66

Total Other Liabilities	376	335

(1)	Residual deferred mobilization revenue was recognized in the Predecessor on fresh start.
(2)	Interest was settled monthly during the filing period.

Other liabilities are presented in our Consolidated Balance Sheet as follows:

	Successor	Predecessor
(In $ millions)	As at September 30, 2018	As at December 31, 2017
Other current liabilities	314	268
Other non-current liabilities	62	67

Total Other Liabilities	376	335

Unfavorable contracts

On emergence from Chapter 11, we recognized unfavorable drilling contracts at fair value, which will be amortized over their remaining contract period. The amounts recognized represent the net present value of the existing contracts at the time of emergence compared to the current market rates at the time of acquisition, discounted at the weighted average cost of capital.

The gross carrying amounts and accumulated amortization included in ‘Other current liabilities’ and ‘Other non-current liabilities’ for unfavorable contracts in the Consolidated Balance Sheets as follows:

	September 30, 2018 (Successor)			December 31, 2017 (Predecessor)
(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount	Gross Carrying Amount	Accumulated amortization	Net carrying amount
Intangible liabilities-Unfavorable contracts			—
Balance at beginning of period	(66)	—	(66)	(444)	378	(66)
Amortization of unfavorable contracts	—	24	24	—	43	43

Balance at end of period	(66)	24	(42)	(444)	421	(23)

The amortization is recognized in the Consolidated Statement of Operations under “Amortization of favorable and unfavorable contracts”. For periods before emergence from Chapter 11 and application of fresh start accounting we recognized intangible liabilities only where we acquired a drilling contract in a business combination. We classified amortization expense for such contracts within other revenues in the Predecessor.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the amounts relating to unfavorable contracts that is expected to be amortized over the following periods:

	Period ended September, 30 (Successor)
(In $ millions)	2019	2020	2020	2021	2022 and after	Total
Amortization of unfavorable contracts	(34)	(1)	(1)	(1)	(5)	(42)

Note 19 – Debt

	Successor	Predecessor
(In $ millions)	As at September 30, 2018	As at December 31, 2017
Credit facilities:
$2,000m facility	908	897
$400m facility	135	133
$440m facility	64	62
$1,450m facility	322	318
$360m facility (Asia Offshore Drilling)	210	210
$300m facility	144	142
$1,750m facility	875	856
$450m facility	265	261
$1,500m facility	1,125	1,112
$1,350m facility	945	931
$950m facility	566	558
$450m facility (2015)	103	101

Total credit facilities	5,662	5,581

New Secured Notes:
$880m Senior Secured Notes	890	—

Total New Secured Notes	890	—

Loans contained within VIEs:
$375m facility	231	251
$390m facility	209	226
$475m facility	273	309

Total loans contained within VIEs	713	786

Unsecured bonds:
NOK1,800m bond	—	231
$1,000m bond	—	843
$500m bond	—	479
NOK1,500m bond	—	182
$600m bond	—	413
SEK1,500m bond	—	186

Total unsecured bonds	—	2,334

Total debt principal	7,265	8,701
Less: Debt balance held as subject to compromise	—	(7,705)

Total debt not subject to compromise	7,265	996

Less: current portion of debt principal (excluding discount on debt)	(200)	(511)

Long-term portion of debt principal (excluding discount on debt)	7,065	485

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Key changes to borrowing facilities

Credit Facilities

The terms our senior credit facilities were amended when we emerged from Chapter 11 as follows:

•	Amortization payments on our debt facilities were deferred until 2020;

•	Maturities on our senior credit facilities extended to fall due between June 2022 and December 2024.

•	1% increase in margin and change.

The Debtors filing of Bankruptcy on the Petition Date constituted an event of default under our secured credit facilities and were reported as “Liabilities subject to compromise” on the Consolidated Balance Sheet (Predecessor) at December 31, 2017.

During bankruptcy proceedings we continued to make interest payments on the secured credit facilities. These were treated as adequate protection payments which are recognized as a reduction in the principal balance of secured credit facilities held within “Liabilities subject to compromise” in the Consolidated Balance Sheet as at December 31, 2017 and until Emergence Date (Predecessor). $185 million was recognized as adequate protection payments from Petition Date to Emergence Date.

New Secured Notes

On July 2, 2018, we raised $880 million of aggregate principle amount of 12.00% senior secured notes due in 2025. The notes bear interest at the annual rate of 4.00% payable in cash plus at the annual rate of 8.00% payable in kind. The principal amount shown in the above table includes the initial $880 million principal value of the notes plus $10 million of payment-in-kind interest that was compounded into the principal on emergence from Chapter 11.

Per the terms of the New Secured Notes, we were required to redeem a proportion of the principal and interest outstanding on the notes using our share of the West Rigel sale proceeds. We received $126 million proceeds from the sale of the West Rigel on May 9, 2018 and used this to make a mandatory redemption of $121 million of principal and $5 million of accrued interest on November 1, 2018.

We were also required to make an offer to repurchase a proportion of the New Secured Notes using proceeds from a deferred consideration arrangement relating to the sale of our tender rig business to Sapura Energy in 2013. We made an offer to purchase up to $56 million of the New Secured Notes on October 10, 2018. On expiry of the offer, $0.1 million in aggregate principal amount of the notes were validly tendered. We accepted and made payment for the tendered notes on November 14, 2018.

Unsecured Bonds

The Debtors filing of Bankruptcy on the Petition Date constituted an event of default under our unsecured bond facilities and were reported as “Liabilities subject to compromise” on the Consolidated Balance Sheet (Predecessor) at December 31, 2017. The Debtors discontinued recording interest on unsecured bond facilities classified as liabilities subject to compromise from the Petition Date until Emergence Date. The unsecured bonds were extinguished when we emerged from Chapter 11.

Collateral

Our secured credit facilities are secured by, among other things, liens on our drilling units. All of our loan agreements contain cross-default provisions, meaning that if we defaulted and amounts became due and payable under one of our loan agreements, this would trigger a cross-default in our other facilities so that amounts outstanding under our other loan agreements become due and payable and capable of being accelerated. The New Secured Notes are secured by, among other things, our investments in Seadrill Partners, SeaMex and Seabras Sapura.

Fair value adjustment

On emergence from Chapter 11, the carrying values of our third party debt liabilities were adjusted to fair value. Details of the discount applied on our debt in the Successor and debt issuance costs netted against the current and long-term debt for each of the periods presented are shown below. For fair value considerations, refer to Note 24- Risk management and financial instruments.

Outstanding debt as at September 30, 2018 (Successor)
(In $ millions)	Principal outstanding	Less: Discount on debt	Less: Debt Issuance Costs	Total Debt
Debt due within one year	200	(35)	—	165
Long-term debt	7,065	(146)	—	6,919

Total	7,265	(181)	—	7,084

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Outstanding debt as at December 31, 2017 (Predecessor)
(In $ millions)	Principal outstanding	Less: Discount on debt	Less: Debt Issuance Costs	Total Debt
Debt due within one year	511	—	(2)	509
Long-term debt	485	—	—	485
Debt held as subject to compromise	7,705	—	—	7,705

Total	8,701	—	(2)	8,699

The outstanding debt as at September 30, 2018 is repayable as follows:

Successor
(In $ millions)	Year ended September 30,
2019	200
2020	279
2021	525
2022	735
2023	1,763
2024 and thereafter	3,763

Total debt principal	7,265

Other significant developments relating to our debt in the period from July 2, 2018 through September 30, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor) are explained below.

$360 million senior secured credit facility

In April 2013, our majority owned subsidiary AOD entered into a $360 million senior secured credit facility with a syndicate of banks. The loan had a five year maturity from the initial borrowing date, and bears interest of LIBOR plus 2.75%. Following the Plan of Reorganization, the senior secured credit facility was reclassified to long-term to reflect the maturity extension.

Ship Finance International Limited (“Ship Finance”) Loans

Ship Finance International Limited loans comprise of three facilities: SFL Hercules Ltd of $375 million entered into in May 2013, SFL Deepwater Ltd of $390 million and SFL Linus Ltd of $475 million both entered into in October 2013. These facilities were taken out with a syndicate of banks and financial institutions. As a result of amending the third-party credit facilities of SFL to conform with the charter payment schedules included as part of the RSA, $204 million of short-term debt of SFL was reclassified to long-term.

Covenants contained in our debt facilities

Credit facilities

The financial covenants contained in our credit facilities post emergence are measured at the RigCo group level. Details of the levels which are required to be maintained under the credit facilities are as follows:

•

Aggregated minimum liquidity requirement for the Group: In summary, and as more particularly set out in the credit facilities, to maintain cash and cash equivalents of at least $525 million within the Group at any time during the period from and including the Effective Date to and including 31 December 2018; and $400 million at any time during the period from and including 1 January 2019 to the final maturity date of the credit facilities;

•

Net leverage ratio: to maintain a ratio of net debt to EBITDA as set out below (which will be tested on each financial quarter commencing with the financial quarter ending on 31 March 2022 until the final maturity date of the credit facilities):

1.	for the twelve months ending 31 March 2022, be equal to or less than 4.5x;

2.	for the twelve months ending 30 June 2022, be equal to or less than 4.2x;

3.	for the twelve months ending 30 September 2022, be equal to or less than 3.9x; and

4.	for the twelve months ending 31 December 2022, be equal to or less than 3.7x.

Debt service coverage ratio: in summary to maintain a ratio of EBIDTA to debt services (being all finance charges and principal, as more particularly set out in the credit facilities) equal to or greater than 1:1 (which will be tested on each financial quarter commencing with the financial quarter ending on 31 March 2022 until the final maturity date of the credit facilities).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Following emergence from Chapter 11 on the Effective Date, with exception of minimum liquidity requirements, we are exempt from financial covenants until 1Q 2021. Thereafter, in addition to minimum liquidity requirements the Group is required to maintain and satisfy certain financial ratios and covenants, relating to net leverage and debt service coverage.

New Secured Notes

The covenants included in the New Secured Notes agreements entered into on July 2, 2018, limit our restricted subsidiaries and our ability to:

•	pay dividends or make certain other restricted payments or investments;

•	incur additional indebtedness and issue disqualified shares;

•	create liens on assets;

•	amalgamate, merge, consolidate or sell substantially all of our, NSNCo’s, IHCo’s, RigCo’s and their respective subsidiaries and the guarantors’ assets;

•	enter into certain transactions with affiliates;

•	create restrictions on dividends and other payments by our restricted subsidiaries; and

•	guarantee indebtedness by our restricted subsidiaries. The above covenants are subject to important exceptions and qualifications.

Gain on debt extinguishment

During the nine months ended September 30, 2017, we agreed with Archer to convert total outstanding subordinated loans, fees and interest provided to Archer, with a carrying value of $37 million, into a $45 million loan. The fair value of the new loan receivable at the date of conversion was $56 million resulting in a gain of $19 million on debt extinguishment, which is presented within “Gain on debt extinguishment” in our Predecessor Consolidated Statement of Operations.

Note 20 – Common shares

	Successor		Predecessor
	As at September 30, 2018		As at December 31, 2017
	Shares	$ million	Shares	$ million
Authorized share capital (Successor) - $0.10 par value each	100,000,000	10	N/A	N/A
Authorized share capital (Predecessor) - $2.00 par value each	N/A	N/A	800,000,000	1,600
Issued and fully paid share capital	100,000,000	10	508,763,020	1,017
Treasury shares held by the Company	—	—	(4,244,080)	(9)

Outstanding common shares in issue	100,000,000	10	504,518,940	1,008

As at September 30, 2018 (Successor) our shares were listed on the Oslo Stock Exchange and the New York Stock Exchange. On emergence from Chapter 11 on July 2, 2018, the Predecessor shares were cancelled and 100,000,000 new common shares at par value of $0.10 each were issued in accordance with the Investment Agreement and the Plan.

Our Predecessor Company was incorporated on May 10, 2005 and 6,000 ordinary shares of par value $2.00 each were issued. From incorporation to July 2, 2018 when the plan was confirmed by the Bankruptcy Court, the number of shares issues from our Predecessor company increased from 6,000 to 508,763,020 of par value $2.00 each.

A share repurchase program for our Predecessor shares was approved by the Board in 2007 giving us the authorization to buy back shares. Shares bought back under the authorization could be cancelled or held as treasury shares. Treasury shares may be held to meet our obligations relating to the share option plans. This share repurchase program was cancelled on July 2, 2018 when the plan was confirmed by the Bankruptcy Court. As at December 31, 2017 (Predecessor) we held 4,244,080 Treasury shares.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 21 – Non-controlling interest

Changes in non-controlling interest for the period from July 2, 2018 through September 30, 2018 (Successor) and period from January 1, 2018 through July 1, 2018 (Predecessor) are as follows:

(In $ millions)	Ship Finance International Ltd VIEs	North Atlantic Drilling Ltd	Asia Offshore Drilling Ltd	Sevan Drilling Limited	Seadrill Nigeria Operations Limited	Total
December 31, 2017 (Predecessor)	(59)	76	149	226	7	399
Adoption of new accounting standard ASU 2016-16 - Income Taxes (1)	—	(25)	—	—	—	(25)
Net income/(loss) attributable to non-controlling interest in period from January 1, 2018 through July 1, 2018	7	(160)	1	(10)	2	(160)
Redeemable non-controlling interest (2)	—	—	(150)	—	—	(150)

July 1, 2018 (Predecessor)	(52)	(109)	—	216	9	64

Elimination of NCI of NADL and Sevan (3)	—	109	—	(216)	—	(107)
Fair value adjustment for the non-controlling interest in the Ship Finance VIEs and Seadrill Nigeria Operations Limited (4)	199	—	—	—	(2)	197

July 2, 2018 (Successor)	147	—	—	—	7	154

Net loss attributable to non-controlling interest in period from July 2, 2018 through September 30, 2018	(3)	—	—	—	—	(3)

September 30, 2018 (Successor)	144	—	—	—	7	151

(1)	Refer to Note 2 - Recent accounting pronouncements for further information
(2)	Refer to Note 22 - Redeemable non-controlling interest for further information
(3)

As determined in the plan of reorganization, NADL and Sevan became wholly owned subsidiaries and the non-controlling interests of NADL and Sevan were eliminated. Refer to Note 4 - “Fresh Start Accounting” for further information.

(4)	Adjustment to record the non-controlling interest in the Ship Finance VIEs and Seadrill Nigeria Operations Limited to fair value. Refer to Note 4 - “Fresh Start Accounting” for further information.

Note 22 – Redeemable non-controlling interest

Changes in redeemable non-controlling interest for the period from January 1, 2018 through July 1, 2018 (Predecessor) and period from July 2, 2018 through September 30, 2018 (Successor) are as follows:

(In $ millions)	Asia Offshore Drilling Ltd
As at December 31, 2017 (Predecessor)	—
Reclassification from non-controlling interest	150
Fair value adjustment on initial recognition	(127)
Net income attributable to redeemable non-controlling interest in the period from January 1, 2018 through July 1, 2018.	2
Fresh start fair value adjustment	5

As at July 1, 2018 (Predecessor)	30

As at July 2, 2018 (Successor)	30
Net loss attributable to redeemable non-controlling interest in the period July 2, 2018 through September 30, 2018.	(2)

As at September 30, 2018 (Successor)	28

Subsequent to filing bankruptcy petitions, the Predecessor executed a Transaction Support Agreement (“TSA”) on April 4, 2018 with a minority shareholder of one of Seadrill Limited’s subsidiaries, Asia Offshore Drilling Limited (“AOD”). The purpose of the TSA was to provide a framework for a monetization event for the minority shareholder of AOD as well as obtain unanimous approval of the AOD board of directors (which included the minority shareholder) in order for AOD to become a party to the RSA and participate in Seadrill’s broader debt restructuring under its Chapter 11 reorganization.

The TSA executed between the parties provided a put option to the holders of non-controlling interest shares. The put option gave the holders the right (with no obligation) to sell the shares it owns to Seadrill subject to a price ceiling. After the end of the effective period of the put option, if the right remains unexercised, Seadrill gets the right (with no obligation) to purchase the non-controlling interest in AOD at a price subject to the floor price (“Call Option”). While the call option provides for a redemption mechanism, the redemption option is made by Seadrill. The put option, however, generates a redemption feature for the non-controlling interest holder that is outside the control of Seadrill.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

This redemption feature caused the fair value of the non-controlling interest held in AOD to be reclassified from equity to “Redeemable non-controlling interest” within the Consolidated Balance Sheets. Any fair value adjustments to generate an expected redemption value have been recognized through retained earnings.

In the Predecessor period from January 1, 2018 through July 1, 2018, we reclassified $150 million of non-controlling interest from equity to redeemable non-controlling interest on the date of the TSA (April 4, 2018) and recorded a fair value adjustment of $127 million on initial recognition. We attributed $2 million of net income to the redeemable non-controlling interest covering the period April 2018 to July 1, 2018, resulting in the redeemable non-controlling interest having a fair value on July 1, 2018 (Predecessor) of $30 million. The fair value adjustment on initial recognition and subsequent changes in fair value are recognised in retained earnings.

In the Successor period from July 2, 2018 through September 30, 2018 we recognized a net loss attributable to redeemable non-controlling interest of $2 million, resulting in the redeemable non-controlling interest having a fair value on September 30, 2018 (Successor) of $28 million.

Note 23 – Accumulated other comprehensive income

Accumulated other comprehensive income as at September 30, 2018 (Successor) and December 31, 2017 (Predecessor) was as follows:

(In $ millions)	Unrealized gain on marketable securities	Unrealized gain on foreign exchange	Actuarial (loss) / gain relating to pension	Share in unrealized gain from associated companies	Change in unrealized gain on interest rate swaps in VIEs	Change in debt component on Archer facility	Total
Beginning balance, December 31, 2017	31	36	(26)	15	2	—	58
Adoption of accounting standard update	(31)	—	—	—	—	—	(31)
Beginning balance, January 1, 2018	—	36	(26)	15	2	—	27
Other comprehensive income before reclassifications	—	—	1	11	—	2	14

Balance at July 1, 2018 (Predecessor)	—	36	(25)	26	2	2	41

Reset accumulated other comprehensive (loss)/income	—	(36)	25	(26)	(2)	(2)	(41)

Balance as at July 2, 2018 (Successor)	—	—	—	—	—	—	—

Other comprehensive income before reclassifications	—	—	—	(1)	—	—	(1)

Ending balance, September 30, 2018 (Successor)	—	—	—	(1)	—	—	(1)

In January 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities” to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 became effective for fiscal years and interim periods beginning after December 15, 2017. We adopted ASU 2016-01 starting from January 1, 2018 on a modified retrospective basis, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the Predecessor opening retained earnings.

Upon adoption of ASU 2016-01, we reclassified $31 million of unrealized gains related to our marketable securities from accumulated other comprehensive income to retained earnings. As a result of the adoption of this guidance we are required to recognize the movement in the fair value of our marketable securities in the Consolidated Statement of Operations. Refer to Note 12 “Marketable securities” for further information.

On emergence from Chapter 11, the accumulated other comprehensive income of the Predecessor was reset to nil. For further information refer to Note 4 - “Fresh Start Accounting”.

With the exception of the actuarial gain or loss relating to pension, income taxes associated with each component of other comprehensive income is nil. The income tax benefit on actuarial gain relating to pension is nil as at September 30, 2018 (Successor) and $0.6 million as at December 31, 2017 (Predecessor).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 24 – Risk management and financial instruments

The majority of gross earnings from our drilling units are receivable in U.S. dollars and the majority of our other transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we have operations and assets in a number of countries worldwide and incur expenditures in other currencies, causing our results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. Historically, we have been exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency rates on NOK and SEK denominated debt. On emergence from Chapter 11 our NOK and SEK denominated debt were settled as part of the plan of reorganization and our interest rate exposure on floating interest rate debt was reduced following the purchase of an interest rate cap on May 11, 2018.

From the filing of Bankruptcy Petitions to emergence (Predecessor), interest was recognized on floating interest debt but as adequate protection payments for those facilities held as subject to compromise. On emergence (Successor) interest on all debt facilities will be recognized in the Consolidated Statement of Operations and therefore there is risk that interest rate fluctuations will have a positive or negative effect on the value of our cash flows.

Prior to filing for Chapter 11 (Predecessor), we entered into derivative agreements to mitigate the risk of currency and interest rate fluctuations. However, filing for Chapter 11 triggered an event of default under each of our derivative agreements governed by the ISDA. As a result, our counterparties terminated all outstanding transactions, effective September 13, 2017. The derivative transactions are recognized at the recoverable amount under the ISDA’s as agreed with our lenders. As of December 31, 2017 (Predecessor) we had $249 million in estimated derivative instrument settlements payable, reflected in the liabilities subject to compromise on the Consolidated Balance Sheet. These balances were settled on emergence, refer to Note 4—“Fresh Start Accounting” for further information.

Interest rate risk management

Our exposure to interest rate risk relates mainly to our floating interest rate debt and balances of surplus funds placed with financial institutions. The exposure related to our floating interest debt was reduced from the filing of Bankruptcy Petitions to emergence, as noted above. We have historically managed interest rate risk through the use of interest rate swaps and we continue to manage our risk through an interest rate cap purchased on May 11, 2018.

Our objective is to obtain the most favorable interest rate borrowings available without increasing our foreign currency exposure. The extent to which we utilize derivatives to manage our interest rate risk has been determined by the net debt exposure.

Interest rate swap agreements not qualified for hedge accounting

At the date of filing for Chapter 11 (Predecessor), we had interest rate swap agreements with maturity dates between November 2, 2017 and January 29, 2027, which swapped the floating element of interest on our facilities for fixed rates ranging between 0.74% and 3.34%. In addition, we had an interest rate swap contract principal, which was entered into in February 2014 with a forward start in March 2016, under which it paid a floating rate of LIBOR and receive a fixed rate of 2.12%. These agreements did not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements were included in the Consolidated Statement of Operations under “Gain/(loss) on derivative financial instruments”. We recognized total realized and unrealized losses of $31 million for the nine months ended September 30, 2017 (Predecessor). No gains or losses were made in the period from January 1, 2018 through July 1, 2018 (Predecessor) or the period from July 2, 2018 through September 30, 2018 (Successor) following the termination of interest rate swaps under the ISDA.

Cross-currency interest rate swaps not qualified as hedge accounting

At the date of filing for Chapter 11 (Predecessor), we had outstanding cross-currency interest rate swaps with maturity dates between March 2018 and March 2019 at fixed rates ranging from 4.94% to 6.18%. These agreements did not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements were included in the Consolidated Statement of Operations under “Gain/(loss) on derivative financial instruments”. We recognized total realized and unrealized gains of $46 million for the nine months ended September 30, 2017 (Predecessor). No gains or losses were made in period from January 1, 2018 through July 1, 2018 (Predecessor) or the period from July 2, 2018 through September 30, 2018 (Successor) following the termination of the cross-currency interest rate swaps under the ISDA.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Interest rate swaps agreements qualified for hedge accounting

A Ship Finance subsidiary consolidated by Seadrill Limited as a Variable Interest Entity (“VIE”) (refer to Note 25 “Variable Interest Entities”) has entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus. These interest rate swaps qualify for hedge accounting and any changes in fair value are initially recorded within Other Comprehensive Income and then reclassified to the Consolidated Statement of Operations on settlement of the swap.

Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as at September 30, 2018:

Variable interest entity (In $ millions)	Outstanding principal as at September 30, 2018 Successor	Receive rate	Pay rates	Length of contracts
SFL Linus Limited (West Linus)	135	1 - 3 month LIBOR	1.77 - 2.01%	Dec 2013 - Dec 2018

The total fair value of interest swaps under hedge accounting at September 30, 2018 (Successor) amounted to an asset of $0.2 million (December 31, 2017 (Predecessor): liability of $1 million), classified as “Other current assets” in the Consolidated Balance Sheet.

In the period from July 2, 2018 through September 30, 2018 (Successor), the VIE Ship Finance subsidiary recorded $0.2 million fair value losses. In the period from January 1, 2018 through July 1, 2018 (Predecessor) and the nine months ended September 30, 2017 (Predecessor), the VIE Ship Finance subsidiary recorded $0.3million and $1 million fair value gains respectively. Any such gains or losses recorded by the VIE in OCI are allocated to non-controlling interests due to their ownership by Ship Finance.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore the Company, recognized no gain or loss due to hedge ineffectiveness in the consolidated financial statements during the period from July 2, 2018 through September 30, 2018 (Successor) , the period from January 1, 2018 through July 1, 2018 (Predecessor) , or the nine months ended September 30, 2017. The net cash settlements on these swaps for the period from July 2, 2018 through September 30, 2018 (Successor) was $0.3 million, period from January 1, 2018 through July 1, 2018 (Predecessor) was $0.1 million and for the nine months ended September 30, 2017 was $0.6 million.

Interest Rate Cap

On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate our exposure to future increases in LIBOR on our floating rate debt. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023. The principal amount covered by the cap as at September 30, 2018 (Successor) is $4.5 billion. As at September 30, 2018 (Successor) the fair value of the interest rate cap was $72 million.

We did not designate the interest rate cap for hedge accounting and accordingly changes in the fair value of the interest rate cap are recorded in net income. We classified the unrealized gain in the period from July 2, 2018 through September 30, 2018 (Successor) of $11 million and unrealized loss of $7 million for period from January 1, 2018 through July 1, 2018 (Predecessor) under the line item “(loss) / gain on derivative financial instruments” in the Consolidated Statement of Operations.

Foreign exchange risk management

Seadrill Limited and the majority of our subsidiaries use the U.S. dollar as the functional currency because the majority of the revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows. Prior to entering Chapter 11 we were exposed to the impact of changes in currency exchange rates on NOK and SEK denominated debt. On emergence from Chapter 11 our NOK and SEK denominated debt were settled as part of the plan of reorganization

Foreign currency forwards not qualified for hedge accounting

As at September 30, 2018 (Successor) and December 31, 2017 (Predecessor), we had no outstanding forward currency agreements.

Other derivative agreements

Archer convertible debt instrument

On April 26, 2017 we agreed with Archer to convert total outstanding subordinated loans provided to Archer, inclusive of associated fees and interest, with a carrying value of $37 million, into a $45 million loan. The new loan receivable is a convertible debt instrument comprised of a debt instrument and a conversion option, classed as an embedded derivative. Both elements are required to be measured at fair value at each reporting date. The fair value of the new loan receivable as at inception, April 26, 2017, was $56 million, resulting in a $19 million gain on the extinguishment of the original subordinated debt in the statement of operations.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

At at September 30, 2018 (Successor) the fair value of the convertible debt instrument was $47 million of which the split between debt and embedded derivative option was $46 million and $1 million respectively. The debt and embedded derivative option was revalued at the period end and we have recognized a fair value gain on the debt component of $0.3 million and a fair value loss on the embedded conversion option of $8 million for period from July 2, 2018 through September 30, 2018 (Successor). In the period from January 1, 2018 through July 1, 2018 (Predecessor) we recognized a fair value gain on the debt component of $2 million and a fair value gain on the embedded conversion option of $2 million

Realized and unrealized gains and losses

The total realized and unrealized gains and losses recognized in the Consolidated Statement of Operations relating to above derivative arrangements are as follows:

(In $ millions)	Successor	Predecessor	Predecessor
(Losses)/Gains recognized in the consolidated statement of operations relating to derivative financial instruments	Period from July 2, 2018 through September 30, 2018	Period from January 1, 2018 through July 1, 2018	Nine months ended September 30, 2017
Interest rate swap agreements not qualified as hedge accounting	—	—	(31)
Cross currency interest rate swaps not qualified as hedge accounting	—	—	46
Foreign currency spot trades not qualified as hedge accounting	—	—	1
Convertible loan agreement	(8)	3	(3)
Interest rate cap	11	(7)	—

Gain/(Loss) on derivative financial instruments	3	(4)	13

Fair values of financial instruments

The carrying value and estimated fair value of our financial instruments as at September 30, 2018 and December 31, 2017 were as follows

Financial assets

	Successor		Predecessor
	As at September 30, 2018		As at December 31, 2017
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	1,576	1,576	1,255	1,255
Restricted cash	560	560	104	104
Derivative Asset—interest rate cap	72	72	—	—
Related party loans receivable—short term	18	18	25	25
Related party loans receivable—long term	541	539	522	515

Financial liabilities

As at September 30, 2018 (Successor), we had outstanding floating rate interest bearing debt with a carrying value of $6.2 billion and fair value of $6.2 billion. The carrying value of outstanding floating rate debt as at December 31, 2017 (Predecessor), was $6.4 billion of which $5.4 billion was held as subject to compromise. The fair value of the outstanding floating rate debt as at December 31, 2017 (Predecessor) cannot be reasonably determined as we were filed under Chapter 11 at this time. Refer to Note 4—Fresh Start Accounting for information on the reinstatement of debt from subject to compromise.

On July 2, 2018, we raised $880 million of aggregate principle amount of 12.00% senior secured notes due in 2025.As at September 30, 2018 (Successor) the secured notes had a carrying value of $890 million and fair value of $953 million.

As at September 30, 2018 (Successor), we had no outstanding fixed or floating rate interest bonds as these were settled on emergence from Chapter 11. The carrying value of the fixed and floating rate interest bonds as at December 31, 2017 (Predecessor) was $1.7 billion and $0.6 billion respectively. These were held as subject to compromise on the Consolidated Balance Sheet. The fair value of the outstanding floating rate debt as at December 31, 2017 (Predecessor) cannot be reasonably determined as we were filed under Chapter 11 at this time.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2018 (Successor), we had outstanding related party fixed rate debt with carrying value of $219 million and fair value of $219 million (December 31, 2017 (Predecessor): carrying value of $314 million and fair value of $218 million). Refer to Note 4—Fresh Start Accounting for information for fair value adjustments made on emergence.

As at December 31, 2017 (Predecessor), we had $39 million of interest rate swaps and $210 million of cross currency interest rate swaps classified as liabilities subject to compromise. The balance reflects the terminated value claimed by the counterparty as at September 13, 2017. As a result, the carrying and fair value of the financial instrument as at December 31, 2017 would be $249 million. The interest rate and cross currency interest rate swaps were settled on emergence and therefore do not have a fair or carrying value as at September 30, 2018 (Successor).

Fair value considerations

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level 3 of the hierarchy).

Level 1 input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

On July 2, 2018, we emerged from Chapter 11 and adopted fresh start accounting, which resulted in Seadrill Limited becoming a new entity for financial reporting purposes. Upon the adoption of fresh start accounting, our assets and liabilities were recorded at their fair values as of the Convenience Date. See Note 4—“Fresh Start Accounting,” for a detailed discussion of the fair value approaches used in application of fresh start accounting.

Our principal assets comprise our fleet of drilling units. With the assistance of valuation experts, we determined a fair value of these drilling units based primarily on an income approach utilizing a discounted cash flow analysis. They are categorized as level 3 on the fair value measurement hierarchy as a non-recurring valuation.

The fair value of equity method investments was derived using an income approach, which discounts future free cash flows. The estimated future free cash flows associated with the investments were primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, applicable tax rates and industry conditions. They are categorized as level 3 on the fair value measurement hierarchy as a non-recurring valuation.

Upon the adoption of fresh start accounting, the related party loans receivable from Seadrill Partners, SeaMex and Seabras Sapura were recorded at fair value. We estimate that the fair value continues to be equal to the carrying value as at September 30, 2018 as the debt is not freely tradable and cannot be recalled by us at prices other than specified in the loan note agreements and the loans were entered into at market rates. They are categorized as level 2 on the fair value measurement hierarchy. Other trading balances with related parties are not shown in the table above and are covered under Note 26 “Related party transactions”. The fair value of other trading balances with related parties are also assumed to be equal to their carrying value.

The related party convertible loan receivable from Archer has been fair valued for the debt and conversion option components. We have categorized this at level 3 on the fair value measurement hierarchy.

The fair value of the floating rate interest bearing debt are derived using the Discounted Cash Flow (DCF) model, using a cost of debt of 8%. The fair value of the secured notes are derived using market traded value. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 19 “Debt” for further information.

The fair value of the loans provided by Ship Finance to our VIE’s are derived using the Discounted Cash Flow (DCF) model, using a cost of debt of 11%. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 26 “Related party transactions” for further information.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

To calculate the fair value of the AOD redeemable non-controlling interest shares, we calculated a fair value Consolidated Balance Sheet position of AOD as at September 30, 2018 and then allocated this between the shares held by us and by those held by the non-controlling interest. We have categorized this at level 3 on the fair value measurement hierarchy. Refer to Note 22 – Redeemable non-controlling interest for further information.

Financial assets that are measured at fair value on a recurring basis:

	Fair value measurements as at the reporting date using
Successor	Total fair value	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
(In $ millions)	As at September 30, 2018	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities—current asset	118	118	—	—
Interest rate cap – current asset	72	—	72	—
Convertible debt instruments—non-current asset	47	—	—	47

Total assets	237	118	72	47

	Fair value measurements as at the reporting date using
Predecessor	Total fair value	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
(In $ millions)	As at December 31, 2017	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities—current asset	124	124	—	—
Convertible debt instrument—non-current asset	52	—	—	52

Total assets	176	124	—	52

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of the interest rate cap is calculated using well-established independent valuation techniques using expected LIBOR interest rates and counterparty non-performance credit risk assumptions as at September 30, 2018. The calculation of the credit risk in the cap values is subject to a number of assumptions included an assumed credit default swap rate based on recovery rate from the counterparty that we hold the interest rate cap with, given an event of default.

The convertible debt instrument is bifurcated into two elements. The fair value of the embedded derivative option is calculated using a modified version of the Black-Scholes formula for a currency translated option. Assumptions include Archer’s share price in NOK, NOK/USD FX volatility and dividend yield. The fair value of the debt component is derived using the DCF model including assumptions relating to cost of debt and credit risk associated to the instrument.

The following table is a reconciliation of the convertible debt instrument classified within Level 3 of the valuation hierarchy for the periods indicated:

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In $ millions)	Total fair value (Level 3)
As at December 31, 2017 (Predecessor)	52
Change in fair valued recognized in the Statement of Operations	1
Change in fair value recognized in Other Comprehensive Income	2

As at June 30, 2018 (Predecessor)	55

Change in fair valued recognized in the Statement of Operations	(8)
Change in fair value recognized in Other Comprehensive Income	—

As at September 30, 2018 (Successor)	47

Credit risk

We have financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose us to credit risk arising from possible default by the counterparty. We consider the counterparties to be creditworthy financial institutions and do not expect any significant loss to result from non-performance by such counterparties. We, in the normal course of business, do not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements, adjusted for counterparty non-performance credit risk assumptions. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to us.

Note 25 – Variable Interest Entities (VIEs)

As at September 30, 2018, we leased two semi-submersible rigs, and one jack-up rig from Ship Finance VIEs under capital leases. Each of the units had been sold by us to single purpose subsidiaries of Ship Finance and simultaneously leased back by us on bareboat charter contracts for a term of 15 years. We have several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15-year lease period.

The following table gives a summary of the sale and leaseback arrangements, as at September 30, 2018:

Unit	Effective from	Sale value (In $ millions)	First repurchase option (In $ millions)	Month of first repurchase option	Last repurchase option (In $ millions)		Month of last repurchase Option*
West Taurus	Nov 2008	850	418	Feb 2015	149	(1)	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	(1)	Aug 2023
West Linus	June 2013	600	370	June 2018	170	(2)	June 2028

(1)	Purchase obligations at the end of the 15-year lease period
(2)	Ship Finance has a right to require us to purchase the West Linus rig on the 15th anniversary for $100 million if we do not exercise the final repurchase option

We determine that the Ship Finance subsidiaries, which own the units, are VIEs, and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in our consolidated financial statements. We did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in our consolidated balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements. At September 30, 2018 (Successor) and at December 31, 2017 (Predecessor) the units are reported under drilling units in our consolidated balance sheet.

The bareboat charter rates are set on the basis of a base LIBOR interest rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the base LIBOR interest rate for each contract. A summary of the bareboat charter rates per day for each unit is given below.

	(In $ thousands)
Unit	2018	2019	2020	2021	2022	2023
West Taurus	112	103	101	97	96	181
West Hercules	118	101	100	96	96	184
West Linus	158	122	99	99	93	189

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The assets and liabilities in the financial statements of the VIEs as at September 30, 2018 (Successor) and as at December 31, 2017 (Predecessor) are as follows:

	Successor			Predecessor
	As at September 30, 2018			As at December 31, 2017
(In $ millions)	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Taurus	West Hercules	West Linus	West Taurus	West Hercules	West Linus
Investment in finance lease	323	310	406	335	326	431
Amount due from related parties	2	2	—	4	4	—
Other assets	5	4	1	6	6	8

Total assets of the VIEs	330	316	407	345	336	439

Short-term interest bearing debt	15	23	34	226	27	48
Long-term interest bearing debt	185	198	227	—	224	261
Other liabilities	6	6	6	3	2	—
Short-term amounts due to related parties	—	—	—	—	—	4
Long-term debt due to related parties (1)	82	56	71	113	80	121

Total liabilities of the VIEs	288	283	338	342	333	434

Equity of the VIEs	42	33	69	3	3	5

Book value of units in the Company’s consolidated financial statements	290	340	195	385	508	515

We present balances due to/from Ship Finance on a net basis, due to the fact there is a right of offset established in the long-term loan agreements, and the balances are intended to be settled on a net basis. As at September 30, 2018 (Successor), we presented receivable balances (current assets) of $5 million related to SFL Deepwater Ltd, $6 million related to SFL Hercules Ltd, and $4 million related to SFL Linus Ltd against “Long-term debt due to related parties” within “Non-current liabilities” in the consolidated balance sheet. As at December 31, 2017 (Predecessor), we had no receivable balances presented against “Long-term debt due to related parties” within “Non-current liabilities” in the Consolidated Balance Sheets.

In the period from July 2, 2018 through September 30, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor) the VIEs declared no dividends. In the nine months ended September 30, 2017 (Predecessor) the VIE declared dividends totaling $14 million.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 26 – Related party transactions

Seadrill Partners

The net income/(expenses) with Seadrill Partners for the period from July 2, 2018 through September 30, 2018 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor) and the nine months ended September 30, 2017 (Predecessor) were as follows:

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, through September 30, 2018	Period from January 1, through July 1, 2018	Nine Months Ended September 30, 2017
Management fees charged to Seadrill Partners—Other revenues (a) and (b)	15	35	37
Rig operating expenses charged to Seadrill Partners—Other revenues (c)	—	1	13
Contingent consideration realized (d)	—	7	18
Interest recognized on deferred consideration receivable (d)	1	2	3
Insurance premiums charged to Seadrill Partners (e)	3	5	5
Rig operating costs charged by Seadrill Partners (f)	—	(1)	(2)
Bareboat charter arrangements (g)	—	—	3
Interest expenses charged to Seadrill Partners (h)	—	—	5
Related party inventory purchases	(1)	(3)	(2)
Derivatives recharged to Seadrill Partners (i)	—	—	1

Net related party income from Seadrill Partners	18	46	81

Receivables/(payables) with Seadrill Partners and its subsidiaries as at September 30, 2018 (Successor) and December 31, 2017 (Predecessor) consisted of the following:

	Successor	Predecessor
(In $ millions)	As at September 30, 2018	As at December 31, 2017
Rig financing and loan agreements (j)	—	25
Deferred consideration receivable (d)	65	52
Other receivables (k)	137	157
Other payables (k)	(7)	(24)

The following is a summary of the related party agreements with Seadrill Partners:

(a, b) Management, administrative, and technical service agreements

Income recognized under the management, administrative and technical service agreements held with Seadrill Partners entities. The services provided by Seadrill Limited are charged at cost plus management fee to be agreed upon from time to time by the parties. In April 2016, the management agreement was extended for an indefinite term and can be terminated providing 90 days written notice. The management fee has ranged from 4.85% to 8% of costs and expenses incurred in connection with providing these services.

(c) Rig operating costs charged to Seadrill Partners

Seadrill Limited has charged to Seadrill Partners certain rig operating costs in relation to costs incurred on behalf of the West Polaris operating in Angola.

(d) Deferred consideration receivable

From the disposal of the West Vela and West Polaris to Seadrill Partners in November 2014 and June 2015 respectively, we recognized deferred consideration.

On adoption of Fresh Start Accounting we recorded the contingent consideration receivable from Seadrill Partners related to the West Polaris and West Vela with the fair value of $0.7million and $29.3 million respectively. Please refer to Note 4—“Fresh Start Accounting” for further details.

Refer to Note 8—Loss on disposals and contingent consideration for more information.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(e) Insurance premiums

We negotiate insurance for drilling units on a centralized basis, we recharge the insurance premiums relating to Seadrill Partners drilling units back to Seadrill Partners.

(f) Rig operating costs charged by Seadrill Partners

Seadrill Partners has charged to Seadrill Limited, through its Nigerian service company, certain services, including the provision of onshore and offshore personnel, which was provided for the West Jupiter drilling rig operating in Nigeria.

(g) Bareboat charter arrangements

In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of Seadrill Partners, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd S.A.R.L., the owner of the West Aquarius and a wholly-owned subsidiary of Seadrill Partners, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill Limited, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd S.A.R.L. and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. The contract was terminated effective April 19, 2017 on completion of the rig’s contract with Hibernia Management.

(h) Interest expenses

The total interest income charged to Seadrill Partners for the related party loan arrangements. Refer to the sections below for details on the financing agreements.

(i) Derivative interest rate swap agreements

Our predecessor company previously held interest rate swap agreements with Seadrill Partners on a back to back basis with certain of its own interest rate swap agreements. On commencement of Chapter 11 proceedings, the derivative position held by the Predecessor was cancelled and held at the claimed value by the derivative counterparty. This resulted in no further recharged gains or losses on derivatives after this date.

(j) Rig financing agreements

The West Vencedor loan agreement between us and Seadrill Partners was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the loan agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor loan agreement bears a margin of 2.3%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. The loan was repaid in full in May 2018.

(k) Receivables and Payables

Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when we pay an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured and are intended to be settled in the ordinary course of business.

Guarantees

Seadrill Limited provides certain guarantees on behalf of Seadrill Partners:

•

Guarantees in favor of customers, which guarantee the performance of the Seadrill Partners drilling units, totaled $14 million as at September 30, 2018 (Successor) (December 31, 2017 (Predecessor): $165 million);

•

Guarantees in favor of suppliers provided on behalf of Seadrill Partners, relating to customs guarantees totaled nil as at September 30, 2018 (Successor) (December 31, 2017 (Predecessor): $0.6 million).

West Vela facility

Under the terms of the $1.5 billion secured credit facility agreement, certain subsidiaries of Seadrill Limited and Seadrill Partners were jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement. In August 2017, Seadrill Partners completed amendments to the facility to insulate itself from events of default related to our potential use of Chapter 11 proceedings to implement our restructuring plan. The amendments remove Seadrill Limited as a guarantor for this facility.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

West Polaris facility

In June 2015, we completed the sale of the entities that own and operate the West Polaris to Seadrill Partners. One of the entities sold was the sole borrower under $420 million senior secured credit facility. See Note 8—Contingent consideration for further details. Prior to August 2017, we acted as a guarantor under the facility. In August 2017, Seadrill Partners completed amendments to the facility to insulate itself from events of default related to our potential use of Chapter 11 proceedings to implement our restructuring plan. The amendments remove Seadrill Limited as a guarantor for this facility.

Archer transactions

Archer restructuring

Archer has completed a series of restructuring transactions which resulted in changes to our involvement in the financial support provided to Archer and also the proportion of Archer shares held by us. The effects of this restructuring are summarized below and set out in more detail in the following sections:

As at March 31, 2017 (Predecessor), before the restructuring by Archer, we provided financial support in the form of $278 million in financial guarantees for the benefit of its lenders and $149 million in subordinated loans including accrued interest and fees (carrying value of $37 million) to Archer, a related party.

On April 26, 2017 (Predecessor) we agreed with Archer to convert total outstanding subordinated loans provided to Archer, inclusive of associated fees and interest, with a carrying value of $37 million, into a $45 million loan. The new loan receivable is a convertible debt instrument comprised of a debt instrument and a conversion option, classed as an embedded derivative. Both elements are required to be measured at fair value at each reporting date. The fair value of the new loan receivable as at inception, April 26, 2017, was $56 million, resulting in a $19 million gain on the extinguishment of the original subordinated debt in the Predecessor statement of operations. As at September 30, 2018 (Successor), the fair value of the convertible debt instrument was $47 million of which the split between debt and embedded derivative option was $46 million and $1 million respectively. The fair value gain/(loss) of the convertible debt instrument recognized in the Consolidated Statement of Operations for the reported periods are:

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, through September 30, 2018	Period from January 1, through July 1, 2018	Nine Months Ended September 30, 2017
Fair value gain / (loss) of Archer debt component	—	2	1
Fair value gain / (loss) of Archer embedded conversion option	(8)	2	(2)

During the quarter ended June 30, 2017 (Predecessor), we signed and closed an agreement with Archer and its lenders to extinguish $278 million in financial guarantees provided by us in exchange for cash payment of $28 million. In the year ended December 2016 (Predecessor) we recognized a contingent liability of $28 million to reflect this expected cash settlement.

Following Archer’s $100 million private placement on February 28, 2017, our Predecessor shareholding was diluted from 39.89% to 16.23%. After a subsequent share placement by Archer on 26 April 2017, our Predecessor shareholding was further diluted to 15.69%. At this date our investment in Archer was derecognized as an equity accounted investment and recognized as an available-for-sale security. For further information, please refer to Note 12 “Marketable securities”.

Total interest income for the period from July 2, 2018 through September 30, 2018 (Successor)for the above loans was nil (period from January 1, 2018 through July 1, 2018 (Predecessor): nil, nine months ended September 30, 2017 (Predecessor): $3 million.

Guarantees

On February 5, 2014, we provided Archer with a guarantee to support Archer’s leasing obligations of a warehouse for a period of 10 years. We were released from the guarantee on September 25, 2018. The outstanding at December 31, 2017 (Predecessor) was $10 million.

Operating activities

Archer provides certain technical vessel and rig services for us, and charged us fees of nil for the period from July 2, 2018 through September 30, 2018 (Successor), $0.1 million for period from January 1, 2018 through July 1, 2018 (Predecessor) and $0.3 million for the nine months ended September 30, 2017 (Predecessor). These amounts are included in “Vessel and rig operating expenses” in our consolidated statement of operations.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SeaMex Limited transactions

As at March 10, 2015, the date of deconsolidation, SeaMex Limited is considered to be a related party and not a controlled subsidiary of ours. The following is a summary of the related party agreements/transactions with SeaMex.

Management and administrative service agreements

In connection with the joint venture agreement, SeaMex, entered into a management support agreement with Seadrill Management Ltd, a wholly owned subsidiary of ours, pursuant to which Seadrill Management Ltd provides SeaMex certain management and administrative services. The services provided by Seadrill Management Ltd are charged at cost plus management fee ranging from 4.5% to 8%. The agreement can be terminated by providing 60 days written notice. Income recognized under the management and administrative agreements for the period from July 2, 2018 through September 30, 2018 (Successor) was $2 million, period from January 1, 2018 through July 1, 2018 (Predecessor) was $6 million (nine months ended September 30, 2017 (Predecessor): $7 million).

It is also agreed that Seadrill Jack Up Operations De Mexico, which is a 100% owned subsidiary of SeaMex and provides support services to the rigs acquired by the joint venture, will continue to provide management services to Seadrill Limited in respect of managing the rigs West Pegasus and West Freedom and charge a fee ranging from 5% to 8% plus costs incurred in connection with managing the rigs on its behalf. Seadrill Jack Up Operations De Mexico has charged us fees, under the above agreements of nil for period from July 2, 2018 through September 30, 2018 (Successor) and $1 million for the period from January 1, 2018 through July 1, 2018 (Predecessor) (nine months ended September 30, 2017 (Predecessor): $4 million). These amounts are included in general and administrative expenses within the consolidated statement of operations.

Loans

$250 million Seller’s credit - In March 2015, we provided Seamex with a $250 million loan as part of the settlement of the sale of assets to SeaMex. The loan is divided into two facilities, (a) a term loan facility for an amount up to $230 million and (b) a revolving loan facility of up to $20 million. Both facilities bear interest at a rate of LIBOR plus a margin of 6.50% and mature in December 2019. Interest on the loan is payable quarterly in arrears. The loan facility is subordinated to SeaMex’s external debt facility.

$45 million loan facility - In November 2016 we agreed a $45 million loan with Seamex to fund short term working capital requirements. The loan facility is subordinated to SeaMex’s external debt facility. The facility bears interest at a rate of LIBOR plus a margin of 6.5%.

Interest income accrued for the period from July 2, 2018 through September 30, 2018 (Successor) in respect of the loans above was $7 million, period from January 1, 2018 through July 1, 2018 (Predecessor) was $12 million (nine months ended September 30, 2017 (Predecessor): $17 million).

Receivables and Payables

Receivables and payables with SeaMex joint venture are comprised of short-term funding, management fees, advisory and administrative services, and other items including accrued interest. Receivables and payables are generally settled quarterly in arrears in the ordinary course of business.

Receivables/(payables) with SeaMex joint venture as at September 30, 2018 consisted of the following:

	Successor	Predecessor
(In $ millions)	As at September 30, 2018	As at December 31, 2017
Seller’s credit	250	250
$45 million loan facility	45	45
Interest on long-term funding and seller’s credit	69	50
Other receivables	36	32
Other payables	(3)	(3)

Performance Guarantees

The Predecessor provided performance guarantees for the SeaMex drilling units, up to a total of $30 million as at December 31, 2017 (Predecessor). This guarantee is no longer provided as at September 30, 2018.

Seabras Sapura transactions

Seabras Sapura Participações S.A. and Seabras Sapura Holding GmbH, along with their wholly owned subsidiaries, are together referred to as Seabras Sapura. Seabras Sapura are joint ventures that own and operate pipe-laying service vessels in Brazil and are owned 50% by us and 50% by TL Offshore, a subsidiary of Sapura Energy Berhad.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Loans

In May 2014, we provided a loan to Sapura Navegaceo Martima S.A. of $11 million, which was novated to Seabras Sapura Participações S.A. on December 30, 2015. The loan bears an interest rate of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017 and then to May 31, 2017. As at June 30, 2017, the loan agreement was amended and the debt is now repayable on demand. The outstanding balance as at September 30, 2018 (Successor) was $11 million (December 31, 2017 (Predecessor): $11 million).

In January 2015, we provided a loan to Sapura Navegacao Martima S.A. of $18 million, which was novated to Seabras Sapura Participações S.A. on December 30, 2015. The loan bears an interest rate of 3.4% and was initially repayable by February 16, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017 and then to May 31, 2017. As at June 30, 2017, the loan agreement was amended and the debt is now repayable on demand. The outstanding balance as at September 30, 2018 (Successor) was $18 million (December 31, 2017 (Predecessor): $18 million).

In April 2015, we provided a loan to Sapura Onix GmbH of $14 million in connection with delivery of the Seabras Onix pipe-laying vessel. The outstanding balance as at September 30, 2018 (Successor) was $14 million (December 31, 2017 (Predecessor): $14 million). The loan bears an interest rate of LIBOR plus 3.99% and is repayable on demand, subject to certain restrictions under the agreement. In November 2018, we received $11million from Sapura Onix GmbH as a partial repayment of the loan.

In December 30, 2015, we provided a loan to Seabras Sapura Participações S.A. of $3 million relating to the payments for equipment. The outstanding balance as at September 30, 2018 (Successor) was $3 million (December 31, 2017 (Predecessor): $3 million). The loan bears an interest rate of 4.4% on overdue balances, and was due to be repaid on February 28, 2017. This facility is now repayable on demand.

In June 2016, the Company provided a subordinated loan to Seabras Rubi GmbH of $14 million in connection with delivery of the Seabras Rubi pipe-laying vessel. The loan bears an interest rate of 3.99% plus LIBOR and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at September 30, 2018 (Successor) was $14 million (December 31, 2017 (Predecessor): $14 million).

In October 2016, the Company provided a subordinated loan to Seabras Jade GmbH of $12 million in relation to the funding retention account in the joint venture for the Sapura Jade vessel. The loan bears an interest rate of 3.99% plus LIBOR and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at September 30, 2018 (Successor) was $12 million (December 31, 2017 (Predecessor): $12 million).

In December 2016, the Company provided a subordinated loan to Seabras Onix GmbH, $6 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 3.99% plus LIBOR and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at September 30, 2018 (Successor) was $6 million (December 31, 2017 (Predecessor): $6 million).

In December 2016, the Company provided a subordinated loan to Seabras Diamante GmbH, $7 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 4.5% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at September 30, 2018 (Successor) was $7 million (December 31, 2017 (Predecessor): $7 million). In November 2018, we received $3million from Seabras Diamante GmbH as a partial repayment of the loan.

In December 2016, the Company provided a subordinated loan to Seabras Topazio GmbH, $7 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 4.5% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at September 30, 2018 (Successor) was $7 million (December 31, 2017 (Predecessor): $7 million). In November 2018, we received $3million from Seabras Topazio GmbH as partial repayment of the loan.

The total net interest income of the above loans relating to Seabras Sapura for the period from July 2, 2018 through September 30, 2018 (Successor) was $1 million for the period from January 1, 2018 through July 1, 2018 (Predecessor) was $2 million (nine months ended September 30, 2017 (Predecessor): $3 million). The total accrued interest as at September 30, 2018 (Successor) was $11 million (December 31, 2017 (Predecessor): $8 million).

Financial guarantees

PLSV I—In December 2013 certain subsidiaries of Seabras Sapura Holding GmbH entered into a $543 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Diamante, and Sapura Topazio pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, the Company provided a sponsor guarantee, on a 50:50 basis with the joint venture partner, Sapura Energy Berhad, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees covered obligations and liabilities of the borrowers under the facility agreement which arose during the period between the expiry of a contract and extension or renewal of that contract and following a guarantee extension relating to early termination of a contract. During these periods, the guarantees could only be called if the facility is in default. The guarantee was automatically discharged on emergence from Chapter 11. The total amount guaranteed by the Predecessor as at December 31, 2017 was $186 million.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

PLSV II—In April 2015 certain subsidiaries of Seabras Sapura Holding GmbH entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, the Company provided a sponsor guarantee, on a 50:50 basis with the joint venture partner, Sapura Energy Berhad, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees covered obligations and liabilities of the borrowers under the facility agreement which arose during the period between the expiry of a contract and extension or renewal of that contract and following a guarantee extension relating to early termination of a contract. During these periods, the guarantees can only be called if the facility is in default. The guarantee was automatically discharged on emergence from Chapter 11. The amount guaranteed by the Predecessor as at December 31, 2017 was $328 million.

Sapura Esmeralda—In November 2012 a subsidiary of Seabras Sapura Participações S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013 an additional facility of $36 million was entered into, with a maturity in 2020. As a condition to the lenders making the loan available the borrower, a wholly owned subsidiary of the Company provided a sponsor guarantee, on a joint and several basis with the joint venture partner, TL Offshore Sdn. Bhd. in respect of the obligations of the borrower. The total amount guaranteed by the subsidiaries of the joint venture partners as at September 30, 2018 (Successor) was $170 million (December 31, 2017 (Predecessor): $184 million).

The Sapura Esmeralda, operates under a temporary Brazilian flag which expires on July 29, 2019. Seabras Sapura is currently in the process of applying for a registration with Brazilian authorities which will entitle the vessel to permanently fly the Brazilian flag. There is a risk that if no permanent right to fly the Brazilian flag is obtained, or that the temporary flag is revoked and Seabras Sapura is unsuccessful in any appeals or in pursuing other available remedies, this could affect the operations of the Sapura Esmeralda and potentially impact its commercial agreements and related financing.

On October 31, 2018, we completed a transaction that fully extinguished the sponsor guarantees given by Seadrill Limited and Sapura Energy Berhad for the benefit of the lenders of certain debt facilities of the Seabras Sapura joint venture. Seadrill Limited’s guarantee obligations were previously released, discharged and terminated as part of the Chapter 11 proceedings and under the terms of the October 31 transaction, the lenders confirmed that they had no outstanding claims against Seadrill Limited in respect of its guarantees and also released and discharged Sapura Energy Berhad’s guarantees. In return for the release and discharge of both sponsors’ guarantees, the lenders under the debt facilities have received, amongst other things, cross-collateralisation of the debt facilities, a prepayment from the joint venture, an increase in margin and a consent fee.

As at the Consolidated Balance Sheet date, we have not recognized a liability as we do not consider it is probable that the guarantees will be called.

Operating activities

A subsidiary of Seabras Sapura sublets warehouse and office space to subsidiaries of the Company in Brazil. The amount charged for the period from July 2, 2018 through September 30, 2018 (Successor) was nil, for the period from January 1, 2018 through July 1, 2018 (Predecessor) was $1.0 million (nine months ended September 30, 2017 (Predecessor): $1.1 million). These amounts are included in “Vessel and rig operating expenses” in the Consolidated Statement of Operations.

Other trading balances with Seabras Sapura, including interest receivable, totaled a receivable of $4 million as at September 30, 2018 (Successor) (December 31, 2017 (Predecessor): $6 million).

Related parties to Hemen Holding Ltd (“Hemen”)

The Company transacts business with the following related parties, being companies in which our principal shareholder, Hemen, has a significant interest:

•	Ship Finance International Limited (“Ship Finance”);

•	Metrogas Holdings Inc. (“Metrogas”);

•	Archer;

•	Frontline Management (Bermuda) Limited (“Frontline”);

•	Seatankers Management Norway AS (“Seatankers”); and

•	Northern Drilling.

Ship Finance transactions

We have entered into sale and lease back contracts for several drilling units, with subsidiaries of Ship Finance. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in our Consolidated Financial Statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Refer to Note 25 “Variable Interest Entities” for further details. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our Consolidated Financial Statements.

During the period from July 2, 2018 through September 30, 2018 (Successor), period from January 1, 2018 through July 1, 2018 (Predecessor) and the nine months ended September 30, 2017 (Predecessor) we incurred the following lease costs on units leased back from Ship Finance subsidiaries:

	Successor	Predecessor	Predecessor
	Period from July 2, through September 30, 2018	Period from January 1, through July 1, 2018	Nine Months Ended September 30, 2017
West Hercules	9	20	42
West Taurus	9	18	48
West Linus	15	30	62

Total	33	68	152

These lease costs are eliminated on consolidation.

The VIEs had net loans due to Ship Finance amounting to $229 million at September 30, 2018 (Successor), (December 31, 2017 (Predecessor): $314 million) and gross loans of $314 million as at September 30, 2018, (Successor (December 31, 2017 (Predecessor): $314 million).

There is a right of offset of trading balance assets against the loans, the net position is disclosed within “Long-term debt due to related parties” on the Consolidated Balance Sheet. As at September 30, 2018 (Successor) the trading position was a net asset position of $15 million.

The loans bear interest at a fixed rate of 4.5% per annum, and mature between 2023 and 2029. The total interest expense incurred for the period from July 2, 2018 through September 30, 2018 (Successor) was $4 million, the period from January 1, 2018 through July 1, 2018 (Predecessor)was $7 million (nine months ended September 30, 2017 (Predecessor): $11.6 million).

Frontline transactions

Frontline provides certain management support and administrative services for Seadrill Limited, resulting in a charged fee of nil period from July 2, 2018 through September 30, 2018 (Successor) , $1.1 million for the period from January 1, 2018 through July 1, 2018 (Predecessor) and $1.9 million for the nine months ended September 30, 2017 (Predecessor).

Seatankers Management transactions

We receive services from Seatankers Management Norway AS, an affiliate of Hemen. The fee was nil period from July 2, 2018 through September 30, 2018 (Successor), $1.3 million for the period from January 1, 2018 through July 1, 2018 (Predecessor) and $0.7 million for the nine months ended September 30, 2017 (Predecessor).

Northern Drilling Management transactions

We receive services from Northern Drilling, an affiliate of Hemen. The fee was $2.6 million for the period from July 2, 2018 through September 30, 2018 (Successor), $0.6 million for the period from January 1, 2018 through July 1, 2018 (Predecessor) and nil for the nine months ended September 30, 2017 (Predecessor).

Note 27 – Commitments and contingencies

Purchase Commitments

As at September 30, 2018 (Successor), we had contractual commitments under eight newbuilding contracts totaling $1.7 billion ($1.7 billion as at December 31, 2017 (Predecessor)). The newbuilding commitments are for eight jack-up contracts that we have with the Dalian shipyard. These contracts are all with limited liability subsidiaries of Seadrill Limited that do not have the benefit of a Seadrill Limited guarantee. We have taken steps to protect any termination rights under these commitments that have arisen but neither party has invoked the dispute resolution mechanism under the contracts in respect thereof and we continue discussions with Dalian regarding taking delivery of these units.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the maturity schedule for the newbuilding contractual commitments as of September 30, 2018.

Successor
(In $ millions)	As at September 30,
2018	1,683
2019	—
2020	—
2021	—

Total purchase commitments	1,683

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our consolidated financial statements as at September 30, 2018.

Class action

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in U.S. Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of our executives made materially false and misleading statements in connection with the payment of dividends. In January 2015, a second purported shareholder class action lawsuit, Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds. In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds. On March 24, 2015, the court consolidated these complaints into a single action. On June 23, 2015 the court appointed co-lead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended complaint by July 23, 2015.

The amended complaint was filed on July 23, 2015 alleging, among other things, that Seadrill, North Atlantic Drilling Ltd and certain of their executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction. The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015 and the defendants’ Reply Brief was served on December 4, 2015.

On June 21, 2016 the court issued an order granting the defendants’ Motion to Dismiss. On July 15, 2016 the Court entered a judgment dismissing the Complaint with prejudice. The thirty days’ appeal period has expired without appeal and the matter is therefore closed.

SEC Informal Inquiry

In connection with the voluntary requests for information from the U.S Securities and Exchange Commission concerning, among other things, statements in connection with payment of dividends, the inclusion of contracts in our backlog, and our contracts with Rosneft, we have been notified by the U.S. Securities and Exchange Commission that they are not taking any further action.

Sevan Drilling

On June 29, 2015, Sevan Drilling disclosed that it had initiated an internal investigation into activities with an agent under certain drilling contracts with Petrobras in Brazil, which were entered prior to the separation from the Sevan Marine Group. On October 16, 2015, Sevan Drilling further disclosed that Sevan Drilling ASA, previously the parent company of Sevan Drilling, had been accused of breaches of Sections 276a and 276b of the Norwegian Criminal Code in respect of payments made in connection with the performance during 2012 to 2015 of drilling contracts originally awarded by Petrobras to Sevan Marine ASA in the period between 2005–2008. On May 4, 2018, Sevan Drilling disclosed that Norway’s anti-corruption agency, Økokrim, had completed its investigation and that the charges had been dismissed. Accordingly no loss contingency has been recognized in Seadrill’s Consolidated Financial Statements.

Seabras Sapura joint venture

The Sapura Esmeralda, operates under a temporary Brazilian flag which expires on July 29, 2019. Seabras Sapura is currently in the process of applying for a registration with Brazilian authorities which will either entitle the vessel to permanently fly the Brazilian flag. There is a risk that if no permanent right to fly the Brazilian flag is obtained, or that the temporary flag is revoked and Seabras Sapura is unsuccessful in any appeals or in pursuing other available remedies, this could affect the operations of the Sapura Esmeralda and potentially impact its commercial agreements and related financing.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Patent infringement

In January 2015, a subsidiary of Transocean Ltd. filed suit against certain of our subsidiaries for patent infringement. The suit alleges that one of our drilling rigs operating in the U.S. Gulf of Mexico, along with two rigs owned by Seadrill Partners, violated Transocean patents relating to dual-activity. In the same year, we challenged the validity of the patents via the Inter Partes Review process within the U.S. Patent and Trademark Office. The IPR board held in March 2017 that the patents were valid. In May 2017 we appealed to the U.S. Federal Circuit Court of Appeal and in June 2018 the court affirmed the IPR decision. We do not believe that our rig(s) infringed the Transocean patents, which expired in the United States in May 2016, and we will continue to defend ourselves vigorously against this suit. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. We have not previously recognized any related loss contingency in our Consolidated Financial Statements as of December 31, 2017 as we do not believe the loss to be probable.

There may, however, be a business reason for us to settle this matter and other related matters as it may be concluded that to do so would be in the best interests of our shareholders for a number of reasons, including eliminating the perceived risk that the claim has on our business and corporate opportunities, and/or reducing or eliminating the ongoing cost of defending the litigation.

Note 28—Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:

	Successor	Predecessor	Predecessor
(In $ millions)	Period from July 2, through September 30, 2018	Period from January 1, through July 1, 2018	September 30, 2017
Non-cash investing activities
Sale of rigs and equipment (1)	—	—	74
Non-cash financing activities
Repayment of debt following sale of rigs and equipment (1)	—	—	(74)
Dividend to non-controlling interests in VIEs (2)	—	—	(14)

(1)

During the nine month period ended September 30, 2017 (Predecessor), we completed the sale of the West Triton and West Resolute to Shelf Drilling, receiving cash consideration of $76 million. This comprised sales value of $150 million, offset by $74 million of principal debt repayments paid on behalf of us by Shelf Drilling.

(2)

During the nine month period ended September 30, 2017 (Predecessor) the Ship Finance VIEs that we consolidate declared dividends payable totaling $14 million to Ship Finance. Refer to Note 25 “Variable Interest Entities” for more details.

Note 29 – Assets held for sale

West Rigel

On December 2, 2015, NADL signed an amendment with Jurong Shipyard (“Jurong”) for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel (the “Unit”). The deferral period originally lasted until June 2, 2016, however this was subsequently extended to July 6, 2018.

In the event no employment was secured for the Unit, no alternative action is completed and following completion of the deferral period, we agreed with Jurong that we would form a Joint Asset Holding Company for joint ownership of the Unit, of which 23% was to be owned by us and 77% by Jurong.

On December 26, 2017, Jurong announced that a sale agreement, subject to conditions had been signed for West Rigel. As the agreement is pursuant to conditions being met, we continued to hold the asset within “Non-current assets held for sale” in the year ended December 31, 2017 (Predecessor).

On April 5, 2018, we entered into a settlement and release agreement, subject to Bankruptcy Court approval, with Jurong whereby we agreed that our share of the sale proceeds from the sale of the West Rigel by Jurong would be $126 million. To reflect this as the asset held for sale value at December 31, 2017, a further $2 million loss on disposal was recognized in the Predecessor Consolidated Statement of Operations for the year ended December 31, 2017.

On May 9, 2018 the West Rigel was sold by Jurong and we received a share of proceeds totaling $126 million.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 30 – Subsequent Events

Mandatory par redemption of 12.0% Senior Secured Notes due 2025—Proceeds from the sale of the West Rigel

On October 2, 2018 we announced a mandatory par redemption of approximately $126 million principal amount and accrued interest of its 12.0% Senior Secured Notes due 2025 (the “Notes”). In April 2018, we entered into an agreement with Jurong shipyard determining that our share of the West Rigel sale proceeds would be $126 million. As per the terms of the Indenture for the Notes issued on July 2, 2018 (the “Issue Date”), the Company will use its share of the West Rigel sale proceeds to redeem the Notes on November 1, 2018 (the “Redemption Date”). The redemption price of the Notes, as set forth in the Indenture, was par plus accrued and unpaid interest, from the Issue Date to, but not including, the Redemption Date.

Mandatory offer to purchase up to US$56 million of its 12.0% Senior Secured Notes due 2025—Proceeds of deferred consideration in connection with the sale of Sapura Energy

On October 10, 2018 we announced that we made a mandatory offer to purchase approximately US$56 million of our 12.0% Senior Secured Notes due 2025 (the “Notes”). Under the terms of the Indenture for the Notes issued on July 2, 2018, we were required to make an offer to purchase the Notes, using certain proceeds from a deferred consideration agreement relating to the sale of its tender rig business to Sapura Energy in 2013. The eligible amount of this loan that forms part of the Notes security package was approximately US$56 million and was required to be used to make an offer to purchase the Notes (the “Asset Sale Offer”) during the first half of October 2018. The Asset Sale Offer expired at 5:00pm, New York City time on November 9, 2018. On expiry of the offer, $148,243 in aggregate principal amount of the Notes were validly tendered. The Company accepted and made payment for the tendered Notes on November 14, 2018.

Extinguishment of sponsor guarantees given on behalf of Seabras Sapura

On October 31, 2018, we completed a transaction that fully extinguished the sponsor guarantees given by Seadrill Limited and Sapura Energy Berhad for the benefit of the lenders of certain debt facilities of the Seabras Sapura joint venture. Seadrill Limited’s guarantee obligations were previously released, discharged and terminated as part of the Chapter 11 proceedings and under the terms of the October 31 transaction, the lenders confirmed that they had no outstanding claims against Seadrill Limited in respect of its guarantees and also released and discharged Sapura Energy Berhad’s guarantees. In return for the release and discharge of both sponsors’ guarantees, the lenders under the debt facilities have received, amongst other things, cross-collateralisation of the debt facilities, a prepayment from the joint venture, an increase in margin and a consent fee.

Proceeds from Seabras Sapura for shareholder loans

On November 1, 2018 we received $35 million as a partial repayment of shareholder loans provided to Seabras Sapura. The proceeds constitute an Asset Sale under the NSN Indenture.